NO ACT

PE
1-22-10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

10010789

March 19, 2010

Received SEC
MAR 19 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-19-10

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Exxon Mobil Corporation
Incoming letter dated January 22, 2010

Dear Ms. Goodman:

This is in response to your letter dated January 22, 2010 concerning the shareholder proposal submitted to ExxonMobil by Neva Rockefeller Goodwin; Legal & General Assurance (Pensions Management) Limited; Steven C. Rockefeller; Theodore Spencer; John de Cuevas; Stuart A. Rockefeller; Justin Rockefeller; Laura Thorn; Richard G. Rockefeller; David Rockefeller, Jr.; Charles Rockefeller; Ann R. Roberts; Peter M. O'Neill; Abby M. O'Neill; Jennifer R. Nolan; Mary R. Morgan; Alida R. Messinger; Eileen R. Growald; Abby O. Caulkins; Margaret Dulany; and Abby A. Rockefeller. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Neva Rockefeller Goodwin
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

March 19, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Exxon Mobil Corporation
Incoming letter dated January 22, 2010

The proposal asks that the board consider in its strategic planning process the risk that demand for fossil fuels in the next 20 years could be significantly lower than ExxonMobil has projected and report to shareholders on how such demand reduction would affect ExxonMobil's long-term strategic plan.

There appears to be some basis for your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in ExxonMobil's 2010 proxy materials. In this regard, we note your representation that the other proposal was previously submitted to ExxonMobil by another proponent. Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Julie F. Rizzo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Client Matter No.: C 26471-00003

Amy L. Goodman
Direct: 202.955.8653
Fax: 202.530.9677
AGoodman@gibsondunn.com

January 22, 2010

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exxon Mobil Corporation
Shareholder Proposal of Neva Rockefeller Goodwin, et al.
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Exxon Mobil Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by Neva Rockefeller Goodwin, Abby O. Caulkins, Eileen R. Growald, Alida R. Messinger, Mary R. Morgan, Jennifer R. Nolan, Abby M. O'Neill, Peter M. O'Neill, Ann R. Roberts, Charles Rockefeller, David Rockefeller, Jr., Richard G. Rockefeller, Steven C. Rockefeller, Laura Thorn, Justin Rockefeller, Stuart A. Rockefeller, John de Cuevas, Theodore Spencer, Margaret Dulany, Legal & General Assurance (Pensions Management) Limited, and Abby A. Rockefeller (collectively, the "Proponents") from the 2010 Proxy Materials.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if they elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that:

> [T]hat shareholder of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in the next 20 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), no later than November 30, 2010, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

The Proposal's supporting statements indicate that the Proposal is necessary as a result of climate change. A copy of the Proposal and related correspondence with the Proponents is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(11) because the Proposal substantially duplicates another proposal previously submitted to the Company that the Company intends to include in the Company's 2010 Proxy Materials.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal Received By The Company.

The Proposal substantially duplicates a shareholder proposal the Company received on November 24, 2009, from the Christopher Reynolds Foundation (the "Climate Change Risk Proposal"). *See* Exhibit B. The Climate Change Risk Proposal requests that:

> Investors request ExxonMobil's Board of Directors to prepare a report to shareowners on the financial risks resulting from climate change and its impacts on

> shareowner value in the short, medium and long-term, as well as actions the Board deems necessary to provide long-term protection of our business interests and shareowner value. The Board shall decide the parameters of the study and summary report.

As discussed below, the core issues addressed by the Proposal and the Climate Change Risk Proposal are the same: an assessment of and report on the risks that the Company faces as a result of climate change and the Board's activities related thereto.

Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

When two substantially duplicative proposals are received by a company, the Staff has indicated that the company must include the first of the proposals in its proxy materials, unless that proposal may otherwise be excluded. *See, e.g., Great Lakes Chemical Corp.* (avail. Mar. 2, 1998); *Pacific Gas and Electric Co.* (avail. Jan. 6, 1994). The Company received the Climate Change Risk Proposal on November 24, 2009, which is before December 10, 2009 when the Company received the Proposal. The Company intends to include the Climate Change Risk Proposal in its 2010 Proxy Materials.

Pursuant to Staff precedent, the standard applied in determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus," not whether the proposals are identical. *See, e.g., General Electric Co.* (avail. Dec. 30, 2009); *Chevron Corp.* (avail. Mar. 23, 2009, *recon. denied* Apr. 6, 2009); *Qwest Communications International, Inc.* (avail. Mar. 8, 2006); *The Home Depot, Inc.* (avail. Feb. 28, 2005); *Bank of America Corp.* (avail. Feb. 25, 2005); *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). Although phrased differently, the principal thrust or principal focus of the Proposal and the Climate Change Risk Proposal are the same because both seek an assessment of and report on the risks that the Company faces as a result of climate change and the Board's related activities. This is evidenced by the language of both proposals:

- The Proposal focuses on the risk that climate change will result in lower demand for fossil fuels and seeks an assessment of the risk that any such demand reduction would impact the Company's long-term strategic plan. The Climate Change Risk Proposal similarly seeks an assessment of the "financial risks [to the Company] resulting from climate change" as well as "long-term protection of our business interests and shareowner value."

- Both the Proposal and the Climate Change Risk Proposal similarly point to climate change as the reason that such a risk assessment is necessary. For example, the Proposal attributes possible lower future fossil fuel demand to "developing countries [that] may seek to head off the effects of climate change," asserts that "the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand" and indicates that the requested risk assessment is related to "the climate and energy crisis." Similarly, the Climate Change Risk Proposal indicates repeatedly that the requested risk assessment is necessary due to climate change.

- The Proposal and the Climate Change Risk Proposal also frame the benefits of the requested risk assessment similarly – the Proposal indicates that benefits include "allow[ing] ExxonMobil's board to begin reframing the company's identity as an energy company" while the Climate Change Risk Proposal contemplates that the requested risk assessment could identify "[p]ositive business opportunities for ExxonMobil."

Thus, the Proposal and the Climate Change Risk Proposal are similar to the proposals at issue in *Chevron Corp.* (avail. Mar. 23, 2009, *recon. denied* Apr. 6, 2009), where the Staff concurred that Chevron could exclude from its proxy statement a proposal requesting that the company "prepare a report . . . on the environmental damage that would result from the company's expanding oil sands operations in the Canadian boreal forest [and] consider the environmental implications of a policy of discontinuing these expansions" because it substantially duplicated a prior proposal requesting that the company "publicly adopt quantitative, long-term goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders . . . on its plans to achieve these goals." Chevron successfully argued that the principal focus and thrust of both proposals was substantially the same – that is, reducing the environmental impact of Chevron's operations (in particular greenhouse gas emissions). Similarly, in *Ford Motor Co.* (avail. Feb. 19, 2004), the Staff concurred that Ford could exclude from its proxy statement a proposal requesting that the company "adopt (as internal corporate policy) goals concerning fuel mileage or greenhouse gas emissions reductions similar to those which would be achieved by meeting or exceeding the highest standards contained in recent Congressional proposals" because it substantially duplicated a prior proposal requesting that the company

> report to shareholders . . . (a) performance data from the years 1994 through 2003 and ten-year projections of estimated total annual greenhouse gas emissions from its products in operation; (b) how the company will ensure competitive positioning based on emerging near and long-term GHG regulatory scenarios at the state, regional, national and international levels; (c) how the Company can significantly reduce greenhouse gas emissions from its fleet of vehicle products (using a 2003 baseline) by 2013 and 2023.

Ford successfully argued that "although the terms and the breadth of the two proposals are somewhat different, the principal thrust and focus are substantially the same, namely to encourage the Company to adopt policies that reduce greenhouse gas emissions in order to enhance competitiveness." In addition, in *General Motors Corp.* (avail. Mar. 13, 2008), the Staff permitted General Motors to exclude from its proxy statement a proposal requesting "that a committee of independent directors. . . assess the steps the company is taking to meet new fuel economy and greenhouse gas emission standards for its fleets of cars and trucks, and issue a report to shareholders" because it was substantially duplicative of a prior proposal requesting that "the Board of Directors publicly adopt quantitative goals, based on current and emerging technologies, for reducing total greenhouse gas emissions from the company's products and operations; and that the company report to shareholders." General Motors successfully argued that the report requested in the second proposal concerning new fuel standards would be covered in any report addressing greenhouse gas emissions generally. *See also Cooper Industries Ltd.* (avail. Jan. 17, 2006) (permitting the exclusion of a proposal requesting that the company "review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings" to shareholders as substantially duplicating a prior proposal requesting that the company "commit itself to the implementation of a code of conduct based on . . . ILO human rights standards and United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights"); *Merck and Co., Inc.* (avail. Jan. 10, 2006) (permitting the exclusion of proposal requesting that the company "adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based" because it was substantially duplicative of a prior proposal requesting that "the Board of Directors take the necessary steps so that NO future NEW stock options are awarded to ANYONE"); *Siebel Systems, Inc.* (avail. Apr. 15, 2003) (permitting the exclusion of proposal requesting that the board "adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based" because it substantially duplicated a prior proposal requesting that the company "adopt and disclose in the Proxy Statement, an 'Equity Policy' designating the intended use of equity in management compensation programs").

Moreover, the Proposal and the Climate Change Risk Proposal can be distinguished from the proposals in *Exxon Mobil Corp.* (avail. Mar. 23, 2009), where the Staff was unable to concur with the exclusion under Rule 14a-8(i)(11) of a shareholder proposal regarding the consequences of global climate change on emerging countries and poor communities as substantially duplicating a proposal requesting the adoption of a policy on renewable energy research. The Staff appears to have concluded that the proposals in *Exxon Mobil*, which addressed sustainable energy and renewable energy, did not present the same "principal thrust" or "principal focus." This is unlike the Proposal and the Climate Change Risk Proposal where the principal thrust and focus of each proposal is the same—an assessment of and report on the risks that the Company faces as a result of climate change and the Board's related activities.

Further Staff precedent demonstrating that proposals having the same principal thrust or principal focus, though nominally different, may be excluded under Rule 14a-8(i)(11) include *General Electric Co.* (avail. Dec. 30, 2009) where the Staff permitted General Electric to exclude from its proxy statement two different proposals requesting that, through slightly different modalities, the positions of CEO and Chairman of the Board be separated, because the proposals substantially duplicated a prior proposal requesting that the company "take the actions necessary to separate the roles of the Chairman and the CEO." General Electric successfully argued that all three proposals were focused on the "appointment of an independent Board chair." Similarly, in *General Electric Co.* (avail. Jan. 22, 2003) the Staff permitted General Electric to exclude from its proxy statement a proposal requesting that its board "conduct a comprehensive executive compensation review and publish a report of [such] review," taking into consideration whether shareholder value would be enhanced if policies were altered to "1) [f]reeze executive pay during periods of large layoffs[;] 2) [e]stablish a maximum ration between the highest-paid executive officer and the lowest-paid employee[; and] 3) [s]eek shareholder approval for any executive severance payments or executive retirement plans exceeding two times annual salary" because it substantially duplicated a prior proposal requesting that the "Compensation Committee prepare and make available . . . a report . . . comparing the total compensation of the company's top executives and its lowest paid workers." General Electric successfully argued that both proposals focused "on the proponent's perceived issue of 'excessive' executive compensation." *See also Merck and Co., Inc.* (avail. Dec. 29, 2004) (permitting the exclusion of a proposal requesting that the board establish a policy of separating the roles of board chair and chief executive officer so that an independent director who had not served as an executive officer of Merck serve as chair because it was substantially duplicative of a prior proposal that Merck's senior corporate officers be prohibited from sitting on or chairing the board of directors); *Wal-Mart Stores, Inc.* (avail. Apr. 3, 2002) (permitting the exclusion of a proposal requesting a report on gender equality in employment at Wal-Mart because the proposal substantially duplicated another proposal requesting a report on affirmative action policies and programs addressing both gender and race). Thus, as with the proposals discussed in *Chevron*, *General Motors*, and the other precedent above, the fact that the assessment and report requested by the Climate Change Risk Proposal may request an analysis of financial risks beyond those that are the subject of the Proposal does not prevent the Proposal from being substantially duplicative, as the principal focus of the proposals is the same: an assessment of and report on the risks that the Company faces as a result of climate change and the Board's related activities.

The Staff also consistently has taken the position that proposals may differ in their terms or scope and still be deemed substantially duplicative for the purposes of Rule 14a-8(i)(11), as long as the proposals have the same principal thrust or focus. In this regard, exclusion of the Proposal pursuant to Rule 14a-8(i)(11) also is appropriate because the content of the report requested in the Proposal would be subsumed by the report called for in the Climate Change Risk Proposal. The Climate Change Risk Proposal's request for a report on the "financial risks resulting from climate change" as determined by the Board naturally would encompass an assessment of "the risk that demand for fossil fuels in the next 20 years could be significantly lower" and a report on "how such demand reduction would affect [the Company's] long-term strategic plan." On prior occasions, the Staff has concurred that when the subject of a report proposed in a later proposal would be encompassed within the scope of a report proposed in a prior proposal, exclusion under Rule 14a-(i)(11) is permitted. For example, in *Wyeth* (avail. Jan. 21, 2005), the Staff permitted Wyeth to exclude a proposal requesting that the board prepare a "report on the effects on the long-term economic stability of the company and on the risks of liability to legal claims that arise from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents" because it substantially duplicated a prior proposal requesting that the board "prepare a feasibility report on adopting a policy that would require the company not to constrain the reimportation of prescription drugs into the U.S. by limiting the supply of drugs in foreign markets. . . ." Wyeth successfully argued that the study concerning Canadian wholesalers would be completely subsumed by the report in the prior proposal seeking a report on reimportation of prescription drugs in the U.S. *See also Bank of America Corp.* (avail. Feb. 24, 2009) (permitting the exclusion of a proposal requesting the adoption of a 75% hold-to-retirement policy as subsumed by an earlier proposal where such a policy was one of many requests made in the proposal). Because the report requested in the Climate Change Risk Proposal would include largely the same information that the Proposal requests, exclusion of the Proposal pursuant to Rule 14a-8(i)(11) is appropriate.

Finally, because the Proposal substantially duplicates the Climate Change Risk Proposal, there is a risk that the Company's shareholders may be confused when asked to vote on both proposals. If both proposals were included in the Company's proxy materials, shareholders could assume incorrectly that there must be substantive differences between two proposals and the requested reports. As noted above, the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). Thus, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), the Company believes that the Proposal may be excluded as substantially duplicative of the Climate Change Risk Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponents any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Lisa K. Bork, the Company's Corporate and Securities Counsel, at (972) 444-1473.

Sincerely,

Amy L. Goodman

Enclosures

cc: Lisa K. Bork, Exxon Mobil Corporation
Neva Rockefeller Goodwin
Abby O. Caulkins
Eileen R. Growald
Alida R. Messinger
Mary R. Morgan
Jennifer R. Nolan
Abby M. O'Neill
Peter M. O'Neill
Ann R. Roberts
Charles Rockefeller
David Rockefeller, Jr.
Richard G. Rockefeller
Steven C. Rockefeller
Laura Thorn
Justin Rockefeller
Stuart A. Rockefeller
John de Cuevas
Theodore Spencer
Margaret Dulany
Bruce Holman, Legal & General Assurance (Pensions Management) Limited
Cornish F. Hitchcock
Abby A. Rockefeller
Joyce Haboucha, Rockefeller & Co, Inc.

GIBSON DUNN

Exhibit A

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in the next 20 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), no later than November 30, 2010, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2030. ExxonMobil predicts that global energy demand will rise on average by 1.2% per year between now and 2030, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world, especially in the Asia Pacific region. (ExxonMobil, The Outlook for Energy: A View to 2030 5-7 (2008) (available at http://www.exxonmobil.com/corporate/files/news_pub_2008_energyoutlook.pdf)

In the transportation sector, ExxonMobil assumes that energy demand will increase by 40% by 2030, and that oil will account for 94% of transportation energy use in 2030. In China, ExxonMobil predicts that transportation fuel demand is likely to triple by 2030, as economic growth will lead to an increase in the currently low rate of vehicle ownership. (Id. at 7-8, 10)

Under some scenarios, however, such as the International Energy Agency's ACT Map 2050 and BLUE Map 2050 scenarios, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's announced plan to become the world leader in manufacturing electric and hybrid cars and buses, in order to reduce urban pollution and dependence on oil, illustrates this possibility. (See Keith Bradsher, "China Vies to be World's Leader in Electric Cars," New York Times, Apr. 1, 2009)

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most"

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal.

SHAREHOLDER RELATIONS

DEC 16 2009

NO. OF SHARES: ________
COMMENT: ________
ACTION: ________

Legal & General

Our Ref LGL BH mrb
Your Ref
Direct Tel 020 3124 3010
Direct Fax 020 3124 2516
E-Mail Barry.holman@lgim.co.uk
Date 14 December 2009

Investment Management
One Coleman Street
London
EC2R 5AA

Mr. David S. Rosenthal
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039
USA

RECEIVED DEC 16 D. S. ROSENTHAL

Via courier and facsimile: (972) 444-1505

Re: Shareholder proposal for 2010 annual meeting

Dear Mr. Rosenthal:

On behalf of Legal & General Assurance (Pensions Management) Limited, I submit the enclosed shareholder proposal for inclusion in the proxy materials that Exxon Mobil Corp. plans to circulate to shareholders in anticipation of the 2010 annual meeting. The proposal, which is submitted under SEC Rule 14a-8, is being co-sponsored with Ms Neva Rockefeller Goodwin and other shareholders.

Legal & General Assurance (Pensions Management) Limited has beneficially owned more than $2000 worth of Exxon Mobil common stock for more than one year and plans to continue ownership through the date of the 2010 annual meeting, which a representative is prepared to attend. These shares are held by Citibank under the account name of "L&G PENS MGT N AMER INDEX FUND DE E in DTC ***FISMA & OMB Memorandum M-07-16*** from Citibank confirming ownership is being provided under separate cover.

If you require any additional information, please let me know. Please address any correspondence in connection with this proposal to the undersigned and to Cornish F. Hitchcock, Hitchcock Law Firm PLLC, 1200 G Street NW, Suite 800, Washington, DC 20005.

Yours sincerely

B Holman

For and on behalf of
Legal & General Assurance (Pensions Management) Limited

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in the next 20 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), no later than November 30, 2010, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2030. ExxonMobil predicts that global energy demand will rise on average by 1.2% per year between now and 2030, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world, especially in the Asia Pacific region. (ExxonMobil, The Outlook for Energy: A View to 2030 5-7 (2008) (available at http://www.exxonmobil.com/corporate/files/news_pub_2008_energyoutlook.pdf)

In the transportation sector, ExxonMobil assumes that energy demand will increase by 40% by 2030, and that oil will account for 94% of transportation energy use in 2030. In China, ExxonMobil predicts that transportation fuel demand is likely to triple by 2030, as economic growth will lead to an increase in the currently low rate of vehicle ownership. (Id. at 7-8, 10)

Under some scenarios, however, such as the International Energy Agency's ACT Map 2050 and BLUE Map 2050 scenarios, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's announced plan to become the world leader in manufacturing electric and hybrid cars and buses, in order to reduce urban pollution and dependence on oil, illustrates this possibility. (See Keith Bradsher, "China Vies to be World's Leader in Electric Cars," New York Times, Apr. 1, 2009)

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most".

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal

30 ROCKEFELLER PLAZA
NEW YORK, N.Y. 10112

ROOM 5600 (212) 649-5600

December 9, 2009

SHAREHOLDER RELATIONS

DEC 11 2009

NO. OF SHARES________
COMMENT:________
ACTION:________

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Steven C. Rockefeller, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2010 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2010 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Steven C. Rockefeller

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R.Goodwin

Steven C. Rockefeller
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc
10 Rockefeller Plaza
New York, NY 10020
212-649-1769, jhaboucha@rockco.com

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in the next 20 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), no later than November 30, 2010, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2030. ExxonMobil predicts that global energy demand will rise on average by 1.2% per year between now and 2030, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world, especially in the Asia Pacific region. (ExxonMobil, The Outlook for Energy: A View to 2030 5-7 (2008) (available at http://www.exxonmobil.com/corporate/files/news_pub_2008_energyoutlook.pdf)

In the transportation sector, ExxonMobil assumes that energy demand will increase by 40% by 2030, and that oil will account for 94% of transportation energy use in 2030. In China, ExxonMobil predicts that transportation fuel demand is likely to triple by 2030, as economic growth will lead to an increase in the currently low rate of vehicle ownership. (Id. at 7-8, 10)

Under some scenarios, however, such as the International Energy Agency's ACT Map 2050 and BLUE Map 2050 scenarios, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's announced plan to become the world leader in manufacturing electric and hybrid cars and buses, in order to reduce urban pollution and dependence on oil, illustrates this possibility. (See Keith Bradsher, "China Vies to be World's Leader in Electric Cars," New York Times, Apr. 1, 2009)

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change in a November 30th, 2007 Communique, "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most"

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal.

SHAREHOLDER RELATIONS

DEC 14 2009

NO. OF SHARES__________
COMMENT:__________
ACTION: __________

30 ROCKEFELLER PLAZA
NEW YORK, N.Y. 10112

Room 5600

December 9, 2009

RECEIVED BY
OFFICE OF THE CHAIRMAN

DEC 14 2009

Routed For Action to: __________
Informational Copy to: __________

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Theodore Spencer, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2010 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2010 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Theodore Spencer

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R. Goodwin

Theodore Spencer
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020
212-649-1769, jhaboucha@rockco.com

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in the next 20 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), no later than November 30, 2010, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2030. ExxonMobil predicts that global energy demand will rise on average by 1.2% per year between now and 2030, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world, especially in the Asia Pacific region. (ExxonMobil, The Outlook for Energy: A View to 2030 5-7 (2008) (available at http://www.exxonmobil.com/corporate/files/news_pub_2008_energyoutlook.pdf)

In the transportation sector, ExxonMobil assumes that energy demand will increase by 40% by 2030, and that oil will account for 94% of transportation energy use in 2030. In China, ExxonMobil predicts that transportation fuel demand is likely to triple by 2030, as economic growth will lead to an increase in the currently low rate of vehicle ownership. (Id. at 7-8, 10)

Under some scenarios, however, such as the International Energy Agency's ACT Map 2050 and BLUE Map 2050 scenarios, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's announced plan to become the world leader in manufacturing electric and hybrid cars and buses, in order to reduce urban pollution and dependence on oil, illustrates this possibility. (See Keith Bradsher, "China Vies to be World's Leader in Electric Cars," New York Times, Apr. 1, 2009)

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most".

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal.

30 ROCKEFELLER PLAZA
NEW YORK, N.Y. 10112

ROOM 5600 (212) 649-5600

SHAREHOLDER PROPOSAL

DEC 10 2009

NO. OF SHARES ______
DISTRIBUTION: DSR: RME: TJG:
LKB: JEP: DGH: SMD

December 8, 2009

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Neva Rockefeller Goodwin, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2010 annual meeting. I would be happy to provide verification of ownership position upon request.

Please find the enclosed resolution which is in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

I am designated as the lead filer to act for all purposes in connection with this proposal. As lead filer, I am specifically authorized to engage in discussions with the company concerning this proposal and to agree on modifications or a withdrawal of the proposal on my behalf, as well as other Rockefeller family members who have co-filed this resolution. Therefore, in an effort to save you time and costs please notify me and Joyce Haboucha for all purposes related to this proposal and we will handle any notification from you to the co-filers.

If ExxonMobil would like to discuss the substance of this proposal, please contact me at c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@[illegible].com or neva.goodwin@tufts.edu

Very truly yours,

Neva Rockefeller Goodwin

Neva Rockefeller Goodwin

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation

Neva Rockefeller Goodwin
c/o Farhe Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020
212-649-1769, [illegible]

SHAREHOLDER RELATIONS

DEC 14 2009

NO. OF SHARES

COMMENT: (212) 649-5600

ACTION:

30 ROCKEFELLER PLAZA
NEW YORK, N.Y. 10112

ROOM 5600

December 9, 2009

RECEIVED BY
OFFICE OF THE CHAIRMAN

DEC 14 2009

Routed For Action to: DSR
Informational Copy to:

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson,

I, John de Cuevas, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2010 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2010 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu

Very truly yours,

John de Cuevas

John de Cuevas

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R.Goodwin

John de Cuevas
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020
212-649-1769; jhaboucha@rockco.com

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in the next 20 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), no later than November 30, 2010, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2030. ExxonMobil predicts that global energy demand will rise on average by 1.2% per year between now and 2030, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world, especially in the Asia Pacific region. (ExxonMobil, The Outlook for Energy: A View to 2030 5-7 (2008) (available at http://www.exxonmobil.com/corporate/files/news_pub_2008_energyoutlook.pdf)

In the transportation sector, ExxonMobil assumes that energy demand will increase by 40% by 2030, and that oil will account for 94% of transportation energy use in 2030. In China, ExxonMobil predicts that transportation fuel demand is likely to triple by 2030, as economic growth will lead to an increase in the currently low rate of vehicle ownership. (Id. at 7-8, 10)

Under some scenarios, however, such as the International Energy Agency's ACT Map 2050 and BLUE Map 2050 scenarios, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's announced plan to become the world leader in manufacturing electric and hybrid cars and buses, in order to reduce urban pollution and dependence on oil, illustrates this possibility. (See Keith Bradsher, "China Vies to be World's Leader in Electric Cars," New York Times, Apr. 1, 2009)

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most".

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal.

30 ROCKEFELLER PLAZA
NEW YORK, N.Y. 10112

ROOM 5600 (212) 649-5600

December 9, 2009

SHAREHOLDER RELATIONS

DEC 14 2009

NO. OF SHARES__________
COMMENT:__________
ACTION:__________

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson

I, Stuart A. Rockefeller , a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2010 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2010 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Stuart A. Rockefeller

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R.Goodwin

Stuart A. Rockefeller
c/o Farha-Joyce Haboucha
Rockefeller & Co. Inc.
10 Rockefeller Plaza
New York, NY 10020
212-649-1769, jhaboucha@rockco.com

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in the next 20 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), no later than November 30, 2010, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2030. ExxonMobil predicts that global energy demand will rise on average by 1.2% per year between now and 2030, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world, especially in the Asia Pacific region. (ExxonMobil, The Outlook for Energy: A View to 2030 5-7 (2008) (available at http://www.exxonmobil.com/corporate/files/news_pub_2008_energyoutlook.pdf)

In the transportation sector, ExxonMobil assumes that energy demand will increase by 40% by 2030, and that oil will account for 94% of transportation energy use in 2030. In China, ExxonMobil predicts that transportation fuel demand is likely to triple by 2030, as economic growth will lead to an increase in the currently low rate of vehicle ownership. (Id. at 7-8, 10)

Under some scenarios, however, such as the International Energy Agency's ACT Map 2050 and BLUE Map 2050 scenarios, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's announced plan to become the world leader in manufacturing electric and hybrid cars and buses, in order to reduce urban pollution and dependence on oil, illustrates this possibility. (See Keith Bradsher, "China Vies to be World's Leader in Electric Cars," New York Times, Apr. 1, 2009)

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most".

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal.

SHAREHOLDER RELATIONS

DEC 14 2009

NO. OF SHARES ________
COMMENT: ________
ACTION: ________

30 ROCKEFELLER PLAZA
NEW YORK, N.Y. 10112

ROOM 5600

December 9, 2009

RECEIVED BY
OFFICE OF THE CHAIRMAN

DEC 14 2009

Routed For Action to: DSR
Informational Copy to: ________

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr Tillerson:

I, Justin Rockefeller, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2010 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2010 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu

Very truly yours,

Justin Rockefeller

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R.Goodwin

Justin Rockefeller
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020
212-649-1769, jhaboucha@rockco.com

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in the next 20 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), no later than November 30, 2010, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2030. ExxonMobil predicts that global energy demand will rise on average by 1.2% per year between now and 2030, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world, especially in the Asia Pacific region. (ExxonMobil, The Outlook for Energy: A View to 2030 5-7 (2008) (available at http://www.exxonmobil.com/corporate/files/news_pub_2008_energyoutlook.pdf)

In the transportation sector, ExxonMobil assumes that energy demand will increase by 40% by 2030, and that oil will account for 94% of transportation energy use in 2030. In China, ExxonMobil predicts that transportation fuel demand is likely to triple by 2030, as economic growth will lead to an increase in the currently low rate of vehicle ownership. (Id. at 7-8, 10)

Under some scenarios, however, such as the International Energy Agency's ACT Map 2050 and BLUE Map 2050 scenarios, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's announced plan to become the world leader in manufacturing electric and hybrid cars and buses, in order to reduce urban pollution and dependence on oil, illustrates this possibility. (See Keith Bradsher, "China Vies to be World's Leader in Electric Cars," New York Times, Apr. 1, 2009)

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most".

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal.

Laura Thorn
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

SHAREHOLDER RELATIONS

DEC 11 2009

NO. OF SHARES: ______
COMMENT: ______
ACTION: ______

December 9, 2009

Mr. Rex Tillerson
Chairman of the Board and CEO
Chief Executive Officer
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Laura Thorn, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2010 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2010 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R.Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Laura Thorn

Laura Thorn

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R.Goodwin

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in the next 20 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), no later than November 30, 2010, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2030. ExxonMobil predicts that global energy demand will rise on average by 1.2% per year between now and 2030, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world, especially in the Asia Pacific region. (ExxonMobil, The Outlook for Energy: A View to 2030 5-7 (2008) (available at http://www.exxonmobil.com/corporate/files/news_pub_2008_energyoutlook.pdf)

In the transportation sector, ExxonMobil assumes that energy demand will increase by 40% by 2030, and that oil will account for 94% of transportation energy use in 2030. In China, ExxonMobil predicts that transportation fuel demand is likely to triple by 2030, as economic growth will lead to an increase in the currently low rate of vehicle ownership. (Id. at 7-8, 10)

Under some scenarios, however, such as the International Energy Agency's ACT Map 2050 and BLUE Map 2050 scenarios, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's announced plan to become the world leader in manufacturing electric and hybrid cars and buses, in order to reduce urban pollution and dependence on oil, illustrates this possibility. (See Keith Bradsher, "China Vies to be World's Leader in Electric Cars," New York Times, Apr. 1, 2009)

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most".

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal.

RICHARD ROCKEFELLER

December 9, 2009

SHAREHOLDER RELATIONS

DEC 11 2009

NO. OF SHARES________
COMMENT:________
ACTION:________

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Richard G. Rockefeller, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2010 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2010 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Richard G. Rockefeller

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R.Goodwin

Richard G. Rockefeller
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020
212-649-1769; jhaboucha@rockco.com

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in the next 20 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), no later than November 30, 2010, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2030. ExxonMobil predicts that global energy demand will rise on average by 1.2% per year between now and 2030, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world, especially in the Asia Pacific region. (ExxonMobil, The Outlook for Energy: A View to 2030 5-7 (2008) (available at http://www.exxonmobil.com/corporate/files/news_pub_2008_energyoutlook.pdf)

In the transportation sector, ExxonMobil assumes that energy demand will increase by 40% by 2030, and that oil will account for 94% of transportation energy use in 2030. In China, ExxonMobil predicts that transportation fuel demand is likely to triple by 2030, as economic growth will lead to an increase in the currently low rate of vehicle ownership. (Id. at 7-8, 10)

Under some scenarios, however, such as the International Energy Agency's ACT Map 2050 and BLUE Map 2050 scenarios, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's announced plan to become the world leader in manufacturing electric and hybrid cars and buses, in order to reduce urban pollution and dependence on oil, illustrates this possibility. (See Keith Bradsher, "China Vies to be World's Leader in Electric Cars," New York Times, Apr. 1, 2009)

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most".

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal.

30 ROCKEFELLER PLAZA
NEW YORK, N.Y. 10112

ROOM 5600 (212) 649-5600

December 9, 2009

SHAREHOLDER RELATIONS

DEC 11 2009

NO. OF SHARES: ______
COMMENT: ______
ACTION: ______

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, David Rockefeller, Jr., a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2010 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2010 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

David Rockefeller, Jr.

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R.Goodwin

David Rockefeller, Jr.
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020
212-649-1769 jhaboucha@rockco.com

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in the next 20 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), no later than November 30, 2010, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2030. ExxonMobil predicts that global energy demand will rise on average by 1.2% per year between now and 2030, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world, especially in the Asia Pacific region. (ExxonMobil, The Outlook for Energy: A View to 2030 5-7 (2008) (available at http://www.exxonmobil.com/corporate/files/news_pub_2008_energyoutlook.pdf)

In the transportation sector, ExxonMobil assumes that energy demand will increase by 40% by 2030, and that oil will account for 94% of transportation energy use in 2030. In China, ExxonMobil predicts that transportation fuel demand is likely to triple by 2030, as economic growth will lead to an increase in the currently low rate of vehicle ownership. (Id. at 7-8, 10)

Under some scenarios, however, such as the International Energy Agency's ACT Map 2050 and BLUE Map 2050 scenarios, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's announced plan to become the world leader in manufacturing electric and hybrid cars and buses, in order to reduce urban pollution and dependence on oil, illustrates this possibility. (See Keith Bradsher, "China Vies to be World's Leader in Electric Cars," New York Times, Apr. 1, 2009)

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most".

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal.

30 ROCKEFELLER PLAZA
NEW YORK, N.Y. 10112

ROOM 5600

(212) 649-5600

December 9, 2009

SHAREHOLDER RELATIONS

DEC 11 2009

NO. OF SHARES: ____________
COMMENT: ____________
ACTION: ____________

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Charles Rockefeller, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2010 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2010 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Charles Rockefeller

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R Goodwin

Charles Rockefeller
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020
212-649-1769 jhaboucha@rockco.com

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in the next 20 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), no later than November 30, 2010, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2030. ExxonMobil predicts that global energy demand will rise on average by 1.2% per year between now and 2030, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world, especially in the Asia Pacific region. (ExxonMobil, The Outlook for Energy: A View to 2030 5-7 (2008) (available at http://www.exxonmobil.com/corporate/files/news_pub_2008_energyoutlook.pdf)

In the transportation sector, ExxonMobil assumes that energy demand will increase by 40% by 2030, and that oil will account for 94% of transportation energy use in 2030. In China, ExxonMobil predicts that transportation fuel demand is likely to triple by 2030, as economic growth will lead to an increase in the currently low rate of vehicle ownership. (Id. at 7-8, 10)

Under some scenarios, however, such as the International Energy Agency's ACT Map 2050 and BLUE Map 2050 scenarios, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's announced plan to become the world leader in manufacturing electric and hybrid cars and buses, in order to reduce urban pollution and dependence on oil, illustrates this possibility (See Keith Bradsher, "China Vies to be World's Leader in Electric Cars," New York Times, Apr. 1, 2009)

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most"

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal.

30 ROCKEFELLER PLAZA
NEW YORK, N.Y. 10112

ROOM 5600 (212) 649-5600

December 9, 2009

SHAREHOLDER RELATIONS

DEC 11 2009

NO. OF SHARES________
COMMENT:________
ACTION:________

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Ann R. Roberts, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2010 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2010 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Ann R. Roberts

Ann R. Roberts

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R.Goodwin

Ann R. Roberts
c/o Farha-Joyce Haboucha
Rockefeller & Co. Inc.
10 Rockefeller Plaza
New York, NY 10020
212-649-1769 jhaboucha@rockco.com

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in the next 20 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), no later than November 30, 2010, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2030. ExxonMobil predicts that global energy demand will rise on average by 1.2% per year between now and 2030, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world, especially in the Asia Pacific region. (ExxonMobil, The Outlook for Energy: A View to 2030 5-7 (2008) (available at http://www.exxonmobil.com/corporate/files/news_pub_2008_energyoutlook.pdf)

In the transportation sector, ExxonMobil assumes that energy demand will increase by 40% by 2030, and that oil will account for 94% of transportation energy use in 2030. In China, ExxonMobil predicts that transportation fuel demand is likely to triple by 2030, as economic growth will lead to an increase in the currently low rate of vehicle ownership. (Id. at 7-8, 10)

Under some scenarios, however, such as the International Energy Agency's ACT Map 2050 and BLUE Map 2050 scenarios, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's announced plan to become the world leader in manufacturing electric and hybrid cars and buses, in order to reduce urban pollution and dependence on oil, illustrates this possibility. (See Keith Bradsher, "China Vies to be World's Leader in Electric Cars," New York Times, Apr. 1, 2009)

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most".

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal.

30 ROCKEFELLER PLAZA
NEW YORK, N.Y. 10112

ROOM 5600 (212) 649-5600

December 9, 2009

SHAREHOLDER RELATIONS

DEC 11 2009

NO. OF SHARES:
COMMENT:
ACTION:

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Peter M. O'Neill, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2010 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2010 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Peter O'Neill

Peter M. O'Neill

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R Goodwin

Peter M.O'Neill
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc
10 Rockefeller Plaza
New York, NY 10020
212-649-1769, jhaboucha@rockco.com

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in the next 20 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), no later than November 30, 2010, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2030. ExxonMobil predicts that global energy demand will rise on average by 1.2% per year between now and 2030, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world, especially in the Asia Pacific region. (ExxonMobil, The Outlook for Energy: A View to 2030 5-7 (2008) (available at http://www.exxonmobil.com/corporate/files/news_pub_2008_energyoutlook.pdf)

In the transportation sector, ExxonMobil assumes that energy demand will increase by 40% by 2030, and that oil will account for 94% of transportation energy use in 2030. In China, ExxonMobil predicts that transportation fuel demand is likely to triple by 2030, as economic growth will lead to an increase in the currently low rate of vehicle ownership. (Id. at 7-8, 10)

Under some scenarios, however, such as the International Energy Agency's ACT Map 2050 and BLUE Map 2050 scenarios, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's announced plan to become the world leader in manufacturing electric and hybrid cars and buses, in order to reduce urban pollution and dependence on oil, illustrates this possibility. (See Keith Bradsher, "China Vies to be World's Leader in Electric Cars," New York Times, Apr. 1, 2009)

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most".

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal.

30 ROCKEFELLER PLAZA
NEW YORK, N.Y. 10112

Room 5600 (212) 649-5600

December 9, 2009

SHAREHOLDER RELATIONS

DEC 11 2009

NO. OF SHARES: ____
COMMENT: ____
ACTION: ____

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Abby M. O'Neill, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2010 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2010 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Abby M. O'Neill

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R Goodwin

Abby M. O'Neill
c/o [illegible] Joyce Haboucha
Rockefeller & Co. Inc
10 Rockefeller Plaza
New York NY 10020
212 649 1769 jhaboucha@rockco.com

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in the next 20 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), no later than November 30, 2010, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2030. ExxonMobil predicts that global energy demand will rise on average by 1.2% per year between now and 2030, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world, especially in the Asia Pacific region. (ExxonMobil, The Outlook for Energy: A View to 2030 5-7 (2008) (available at http://www.exxonmobil.com/corporate/files/news_pub_2008_energyoutlook.pdf)

In the transportation sector, ExxonMobil assumes that energy demand will increase by 40% by 2030, and that oil will account for 94% of transportation energy use in 2030. In China, ExxonMobil predicts that transportation fuel demand is likely to triple by 2030, as economic growth will lead to an increase in the currently low rate of vehicle ownership. (Id. at 7-8, 10)

Under some scenarios, however, such as the International Energy Agency's ACT Map 2050 and BLUE Map 2050 scenarios, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's announced plan to become the world leader in manufacturing electric and hybrid cars and buses, in order to reduce urban pollution and dependence on oil, illustrates this possibility. (See Keith Bradsher, "China Vies to be World's Leader in Electric Cars," New York Times, Apr. 1, 2009)

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most".

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal.

30 Rockefeller Plaza
New York, N.Y. 10112

Room 5600 (212) 649-5600

December 9, 2009

SHAREHOLDER RELATIONS

DEC 11 2009

NO. OF SHARES: ______
COMMENT: ______
ACTION: ______

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Jennifer R. Nolan, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2010 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2010 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Jennifer R. Nolan

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R Goodwin

Jennifer R. Nolan
c/o Farkas-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020
212-649-1769 jhaboucha@rockco.com

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in the next 20 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), no later than November 30, 2010, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2030. ExxonMobil predicts that global energy demand will rise on average by 1.2% per year between now and 2030, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world, especially in the Asia Pacific region. (ExxonMobil, The Outlook for Energy: A View to 2030 5-7 (2008) (available at http://www.exxonmobil.com/corporate/files/news_pub_2008_energyoutlook.pdf)

In the transportation sector, ExxonMobil assumes that energy demand will increase by 40% by 2030, and that oil will account for 94% of transportation energy use in 2030. In China, ExxonMobil predicts that transportation fuel demand is likely to triple by 2030, as economic growth will lead to an increase in the currently low rate of vehicle ownership. (Id. at 7-8, 10)

Under some scenarios, however, such as the International Energy Agency's ACT Map 2050 and BLUE Map 2050 scenarios, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's announced plan to become the world leader in manufacturing electric and hybrid cars and buses, in order to reduce urban pollution and dependence on oil, illustrates this possibility. (See Keith Bradsher, "China Vies to be World's Leader in Electric Cars," New York Times, Apr. 1, 2009)

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most".

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal.

30 ROCKEFELLER PLAZA
NEW YORK, N.Y. 10112

Room 5600 (212) 649-5600

December 9, 2009

SHAREHOLDER RELATIONS

DEC 11 2009

NO. OF SHARES_____
COMMENT:_____
ACTION:_____

Mr. Rex Tillerson.
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Mary R. Morgan, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2010 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2010 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Mary R. Morgan

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R Goodwin

Mary R. Morgan
c/o Farha-Joyce Haboucha
Rockefeller & Co. Inc
10 Rockefeller Plaza
New York, NY 10020
212-649-1769 jhaboucha@rockco.com

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in the next 20 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), no later than November 30, 2010, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2030. ExxonMobil predicts that global energy demand will rise on average by 1.2% per year between now and 2030, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world, especially in the Asia Pacific region. (ExxonMobil, The Outlook for Energy: A View to 2030 5-7 (2008) (available at http://www.exxonmobil.com/corporate/files/news_pub_2008_energyoutlook.pdf)

In the transportation sector, ExxonMobil assumes that energy demand will increase by 40% by 2030, and that oil will account for 94% of transportation energy use in 2030. In China, ExxonMobil predicts that transportation fuel demand is likely to triple by 2030, as economic growth will lead to an increase in the currently low rate of vehicle ownership. (Id. at 7-8, 10)

Under some scenarios, however, such as the International Energy Agency's ACT Map 2050 and BLUE Map 2050 scenarios, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's announced plan to become the world leader in manufacturing electric and hybrid cars and buses, in order to reduce urban pollution and dependence on oil, illustrates this possibility. (See Keith Bradsher, "China Vies to be World's Leader in Electric Cars," New York Times, Apr. 1, 2009)

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most".

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal.

30 ROCKEFELLER PLAZA
NEW YORK, N.Y. 10112

Room 5600 [illegible]

December 9, 2009

SHAREHOLDE[illegible]

UE[illegible]

NO. OF SHA[illegible]
COMMENT: [illegible]
ACTION: [illegible]

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Alida R. Messinger, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2010 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2010 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu

Very truly yours,

Alida R. Messinger

Alida R. Messinger

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R Goodwin

Alida R. Messinger
c/o [illegible] Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020
212-649-1769 jhaboucha@rockco.com

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in the next 20 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), no later than November 30, 2010, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2030. ExxonMobil predicts that global energy demand will rise on average by 1.2% per year between now and 2030, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world, especially in the Asia Pacific region. (ExxonMobil, The Outlook for Energy: A View to 2030 5-7 (2008) (available at http://www.exxonmobil.com/corporate/files/news_pub_2008_energyoutlook.pdf)

In the transportation sector, ExxonMobil assumes that energy demand will increase by 40% by 2030, and that oil will account for 94% of transportation energy use in 2030. In China, ExxonMobil predicts that transportation fuel demand is likely to triple by 2030, as economic growth will lead to an increase in the currently low rate of vehicle ownership. (Id. at 7-8, 10)

Under some scenarios, however, such as the International Energy Agency's ACT Map 2050 and BLUE Map 2050 scenarios, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's announced plan to become the world leader in manufacturing electric and hybrid cars and buses, in order to reduce urban pollution and dependence on oil, illustrates this possibility. (See Keith Bradsher, "China Vies to be World's Leader in Electric Cars," New York Times, Apr. 1, 2009)

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most".

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal.

30 ROCKEFELLER PLAZA
NEW YORK, N.Y. 10112

ROOM 5600 (212) 649-5600

December 9, 2009

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

SHAREHOLDER RELATIONS

DEC 11 2009

NO. OF SHARES: ____
COMMENT: ____
ACTION: ____

Dear Mr. Tillerson:

I, Eileen R. Growald, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2010 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2010 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,
Eileen R. Growald

Eileen R. Growald

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R. Goodwin

Eileen R. Growald
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020
212 649 1769, jhaboucha@rockco.com

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in the next 20 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), no later than November 30, 2010, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2030. ExxonMobil predicts that global energy demand will rise on average by 1.2% per year between now and 2030 propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world, especially in the Asia Pacific region. (ExxonMobil, The Outlook for Energy: A View to 2030 5-7 (2008) (available at http://www.exxonmobil.com/corporate/files/news_pub_2008_energyoutlook.pdf)

In the transportation sector, ExxonMobil assumes that energy demand will increase by 40% by 2030, and that oil will account for 94% of transportation energy use in 2030. In China, ExxonMobil predicts that transportation fuel demand is likely to triple by 2030, as economic growth will lead to an increase in the currently low rate of vehicle ownership. (Id. at 7-8, 10)

Under some scenarios, however, such as the International Energy Agency's ACT Map 2050 and BLUE Map 2050 scenarios, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's announced plan to become the world leader in manufacturing electric and hybrid cars and buses, in order to reduce urban pollution and dependence on oil, illustrates this possibility. (See Keith Bradsher, "China Vies to be World's Leader in Electric Cars," New York Times, Apr. 1, 2009)

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most".

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal.

SHAREHOLDER RELATIONS

DEC 11 2009

NO. OF SHARES: ____________
COMMENT: ____________
ACTION: ____________

30 ROCKEFELLER PLAZA
NEW YORK, N.Y. 10112

ROOM 5600

December 9, 2009

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Abby O. Caulkins, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2010 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2010 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Abby O Caulkins

Abby O. Caulkins

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R Goodwin

Abby O. Caulkins
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc
10 Rockefeller Plaza
New York, NY 10020
212 649-1769 jhaboucha@rockco.com

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in the next 20 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), no later than November 30, 2010, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2030. ExxonMobil predicts that global energy demand will rise on average by 1.2% per year between now and 2030, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world, especially in the Asia Pacific region. (ExxonMobil, The Outlook for Energy: A View to 2030 5-7 (2008) (available at http://www.exxonmobil.com/corporate/files/news_pub_2008_energyoutlook.pdf)

In the transportation sector, ExxonMobil assumes that energy demand will increase by 40% by 2030, and that oil will account for 94% of transportation energy use in 2030. In China, ExxonMobil predicts that transportation fuel demand is likely to triple by 2030, as economic growth will lead to an increase in the currently low rate of vehicle ownership. (Id. at 7-8, 10)

Under some scenarios, however, such as the International Energy Agency's ACT Map 2050 and BLUE Map 2050 scenarios, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's announced plan to become the world leader in manufacturing electric and hybrid cars and buses, in order to reduce urban pollution and dependence on oil, illustrates this possibility. (See Keith Bradsher, "China Vies to be World's Leader in Electric Cars," New York Times, Apr. 1, 2009)

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most".

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal.

30 ROCKEFELLER PLAZA
NEW YORK, N.Y. 10112

ROOM 5600 (212) 649-5600

December 9, 2009

SHAREHOLDER RELATIONS

DEC 14 2009

NO. OF SHARES________
COMMENT:________
ACTION:________

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Margaret Dulany, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2010 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2010 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Margaret Dulany

Margaret Dulany

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R.Goodwin

Margaret Dulany
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020
212-649-1769; jhaboucha@rockco.com

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in the next 20 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), no later than November 30, 2010, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2030. ExxonMobil predicts that global energy demand will rise on average by 1.2% per year between now and 2030, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world, especially in the Asia Pacific region. (ExxonMobil, The Outlook for Energy: A View to 2030 5-7 (2008) (available at http://www.exxonmobil.com/corporate/files/news_pub_2008_energyoutlook.pdf)

In the transportation sector, ExxonMobil assumes that energy demand will increase by 40% by 2030, and that oil will account for 94% of transportation energy use in 2030. In China, ExxonMobil predicts that transportation fuel demand is likely to triple by 2030, as economic growth will lead to an increase in the currently low rate of vehicle ownership. (Id. at 7-8, 10)

Under some scenarios, however, such as the International Energy Agency's ACT Map 2050 and BLUE Map 2050 scenarios, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's announced plan to become the world leader in manufacturing electric and hybrid cars and buses, in order to reduce urban pollution and dependence on oil, illustrates this possibility. (See Keith Bradsher, "China Vies to be World's Leader in Electric Cars," New York Times, Apr. 1, 2009)

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most".

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal.

SHAREHOLDER RELATIONS

DEC 17 2009

NO. OF SHARES ________
COMMENT: ________
ACTION: ________

December 9, 2009

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson,

I, Abby A. Rockefeller, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2010 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2010 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Abby A. Rockefeller

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R. Goodwin

Abby A. Rockefeller
Ms. Joyce Haboucha
Rockefeller & Co., Inc
10 Rockefeller Plaza
New York, NY 10020
212-649-1769, jhaboucha@rockco.com

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in the next 20 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), no later than November 30, 2010, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2030. ExxonMobil predicts that global energy demand will rise on average by 1.2% per year between now and 2030, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world, especially in the Asia Pacific region. (ExxonMobil, The Outlook for Energy: A View to 2030 5-7 (2008) (available at http://www.exxonmobil.com/corporate/files/news_pub_2008_energyoutlook.pdf)

In the transportation sector, ExxonMobil assumes that energy demand will increase by 40% by 2030, and that oil will account for 94% of transportation energy use in 2030. In China, ExxonMobil predicts that transportation fuel demand is likely to triple by 2030, as economic growth will lead to an increase in the currently low rate of vehicle ownership. (Id. at 7-8, 10)

Under some scenarios, however, such as the International Energy Agency's ACT Map 2050 and BLUE Map 2050 scenarios, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's announced plan to become the world leader in manufacturing electric and hybrid cars and buses, in order to reduce urban pollution and dependence on oil, illustrates this possibility. (See Keith Bradsher, "China Vies to be World's Leader in Electric Cars," New York Times, Apr. 1, 2009)

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most".

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal.

Exxon Mobil Corporation
... Colinas Boulevard
... 75039

David S. Rosenthal
Vice President, Investor Relations
and Secretary

ExxonMobil

December 15, 2009

VIA UPS – OVERNIGHT DELIVERY

Ms. Neva Rockefeller Goodwin
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Dear Ms. Goodwin:

This will acknowledge receipt of the proposal concerning a planning assumptions report, which you have submitted in connection with ExxonMobil's 2010 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a proponent to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. You do not appear on our records as a registered shareholder. Moreover, to date we have not received proof that you have satisfied these ownership requirements. To remedy this defect, you must submit sufficient proof that these eligibility requirements are met.

As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date of the proposal (December 8, 2009), you continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1199.

You should note that, if your proposal is not withdrawn or excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. We think obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering the recent SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

We are interested in discussing this proposal and will contact you in the near future.

Sincerely,

Enclosure

Farha-Joyce Haboucha
30 ROCKEFELLER PLAZA
NEW YORK, N.Y. 10112

ROOM 5600

SHAREHOLDER RELATIONS (212) 649-5600

DEC 28 2009

NO. OF SHARES:
COMMENT:
ACTION:

December 23, 2009

Mr. David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Rosenthal:

In response to your letter dated December 15th regarding Neva Rockefeller Goodwin's letter of December 8th which enclosed her shareholder proposal, please find the enclosed proof of ownership letter from custodian, JPMorgan. Ms. Goodwin's shares have been held continuously for at least 12 months prior to and through December 8, 2009, the date of submission of her proposal. Ms. Goodwin will continue to hold her shares through the date of ExxonMobil's 2010 annual meeting.

Thank you for your attention to this matter and please feel free to contact me at (212) 649-1769 if you have any questions.

Sincerely,

Farha-Joyce Haboucha

cc: Neva Rockefeller Goodwin

FINANCIAL SPONSORS 2 Fax:8888005826 Dec 21 2009 14:32 P.02

PRoof OK

RECEIVED J.P.Morgan

DEC 21 2009

S.M. DERKACZ

S.M. DERKACZ

RECEIVED

DEC 21 2009

D. S. ROSENTHAL

December 8, 2009

David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corp shares

Dear Mr. Rosenthal,

JPMorgan Chase Bank is the custodian for the account of Neva Goodwin. As of December 8, 2009, the account of Neva Goodwin held 6,740 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 6,740 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 8, 2009.

Sincerely,

Linnea Messina

Linnea Messina
Account Officer

500 Stanton Christiana Road, Newark, Delaware 19713-2107

J.P. Morgan Services, Inc. as agent
for JPMorgan Chase Bank, N.A.

J.P.Morgan

Fax cover sheet

Date/time: 12/21/09

No. of pages including this cover sheet: 2

If you do not receive a clear transmission, please call:

Deliver to: David Rosenthal

Company/department:

Address/location:

Fax number: 972-444-1199

Telephone:

Sent from: Linnea Messina

Legal entity/department:

Address/location:

Fax number: 1-888-677-8661

Telephone: 1-888-207-5223

Message:

SHAREHOLDER RELATIONS

DEC 14 2009

NO. OF SHARES:
COMMENT:
ACTION:

Legal & General

Our Ref LGI/BH/mrb
Your Ref
Direct Tel 020 3124 3010
Direct Fax 020 3124 2516
E-Mail Barry.holman@lgim.co.uk
Date 14 December 2009

Investment Management
One Coleman Street
London
EC2R 5AA

Mr. David S. Rosenthal
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039
USA

Via courier and facsimile: (972) 444-1505

Re: Shareholder proposal for 2010 annual meeting

Dear Mr. Rosenthal:

On behalf of Legal & General Assurance (Pensions Management) Limited, I submit the enclosed shareholder proposal for inclusion in the proxy materials that Exxon Mobil Corp. plans to circulate to shareholders in anticipation of the 2010 annual meeting. The proposal, which is submitted under SEC Rule 14a-8, is being co-sponsored with Ms Neva Rockefeller Goodwin and other shareholders.

Legal & General Assurance (Pensions Management) Limited has beneficially owned more than $2000 worth of Exxon Mobil common stock for more than one year and plans to continue ownership through the date of the 2010 annual meeting, which a representative is prepared to attend. These shares are held by Citibank under the account name of "L&G PENS MGT N AMER INDEX FUND DE E in DTC ***FISMA & OMB Memorandum M-07-16*** from Citibank confirming ownership is being provided under separate cover.

If you require any additional information, please let me know. Please address any correspondence in connection with this proposal to the undersigned and to Cornish F. Hitchcock, Hitchcock Law Firm PLLC, 1200 G Street, NW, Suite 800, Washington, DC 20005

Yours sincerely

B Holman

For and on behalf of
Legal & General Assurance (Pensions Management) Limited

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in the next 20 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), no later than November 30, 2010, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2030. ExxonMobil predicts that global energy demand will rise on average by 1.2% per year between now and 2030, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world, especially in the Asia Pacific region. (ExxonMobil, The Outlook for Energy: A View to 2030 5-7 (2008) (available at http://www.exxonmobil.com/corporate/files/news_pub_2008_energyoutlook.pdf)

In the transportation sector, ExxonMobil assumes that energy demand will increase by 40% by 2030, and that oil will account for 94% of transportation energy use in 2030. In China, ExxonMobil predicts that transportation fuel demand is likely to triple by 2030, as economic growth will lead to an increase in the currently low rate of vehicle ownership. (Id. at 7-8, 10)

Under some scenarios, however, such as the International Energy Agency's ACT Map 2050 and BLUE Map 2050 scenarios, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon based energy technologies. China's announced plan to become the world leader in manufacturing electric and hybrid cars and buses, in order to reduce urban pollution and dependence on oil, illustrates this possibility. (See Keith Bradsher, "China Vies to be World's Leader in Electric Cars," New York Times, Apr. 1, 2009)

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most."

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal.

VIA FACSIMILE: 972-444-1505

30 December 2009

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning planning assumptions, which I have co-filed on behalf of Legal & General Assurance (Pensions Management) Limited for the 2010 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Neva Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

B. Holman

B. Holman

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 23, 2009

VIA UPS – OVERNIGHT DELIVERY

B. Holman
Legal & General Investment Management
One Coleman Street
London
EC2R 5AA

Dear B. Holman:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of Legal & General Assurance (Pensions Management) Limited (the "co-filer") the proposal previously submitted by Ms. Neva Goodwin concerning planning assumptions in connection with ExxonMobil's 2010 annual meeting of shareholders. By copy of a letter from Citi, share ownership has been verified.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

David Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning planning assumptions, which I have co-filed on behalf of Legal & General Assurance (Pensions Management) Limited for the 2010 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Neva Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

B. Holman

SHAREHOLDER RELATIONS

DEC 14 2009

NO. OF SHARES: ______
COMMENT: ______
ACTION: ______

Citi
Citigroup Centre
25 Canada Square
London
United Kingdom
E14 5LB

14TH of December 2009

Mr. David S. Rosenthal
Corporate Secretary
Exxon Mobil
Boulevard 5959
Las Colinas Boulevard
Irving Texas
75039
USA

RE - Shareholder proposal for 2010 annual meeting

Dear Mr Rosenthal

I write in connection with the shareholder proposal recently submitted by Legal and General Assurance (Pensions Management) limited (L&G). This will confirm that on the date L&G submitted the proposal, L&G beneficially held 174,116 shares of Exxon Mobil Corporation Common stock through Citibank under the name of L&G Pens Mgt N Amer in DTC FISMA & OMB Memorandum M-07-16 and that L&G continuously held more than USD2000 worth of Exxon Mobil Common stock for more than one year prior to that date.

Yours Truly

Chris D. Robinson

Chris D. Robinson
Senior Vice President
Department Manager
London Client Services

TOTAL P.01

Citi
Citigroup Centre
25 Canada Square
London
United Kingdom
E14 5LB

RECEIVED
DEC 17 2009
D. S. ROSENTHAL

14th of December 2009

Mr. David S. Rosenthal
Corporate Secretary
Exxon Mobil
Boulevard 5959
Las Colinas Boulevard
Irving Texas
75039
USA

RE - Shareholder proposal for 2010 annual meeting

Dear Mr Rosenthal

I write in connection with the shareholder proposal recently submitted by Legal and General Assurance (Pensions Management) limited (L&G). This will confirm that on the date L&G submitted the proposal, L&G beneficially held 174,116 shares of Exxon Mobil Corporation Common stock through Citibank under the name of L&G Pens Mgt N Amer in DTC *** FISMA & OMB Memorandum M-07-16 *** and that L&G continuously held more than USD2000 worth of Exxon Mobil Common stock for more than one year prior to that date.

Yours Truly

Chris D. Robinson

Chris D. Robinson
Senior Vice President
Department Manager
London Client Services

30 ROCKEFELLER PLAZA
NEW YORK, N.Y. 10112

ROOM 5600 (212) 649-5600

December 9, 2009

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Steven C. Rockefeller, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2010 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2010 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Steven C. Rockefeller

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R.Goodwin

Steven C. Rockefeller
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc
10 Rockefeller Plaza
New York, NY 10020
212-649-1769, jhaboucha@rockco.com

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in the next 20 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), no later than November 30, 2010, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2030. ExxonMobil predicts that global energy demand will rise on average by 1.2% per year between now and 2030, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world, especially in the Asia Pacific region. (ExxonMobil, The Outlook for Energy: A View to 2030 5-7 (2008) (available at http://www.exxonmobil.com/corporate/files/news_pub_2008_energyoutlook.pdf)

In the transportation sector, ExxonMobil assumes that energy demand will increase by 40% by 2030, and that oil will account for 94% of transportation energy use in 2030. In China, ExxonMobil predicts that transportation fuel demand is likely to triple by 2030, as economic growth will lead to an increase in the currently low rate of vehicle ownership. (Id. at 7-8, 10)

Under some scenarios, however, such as the International Energy Agency's ACT Map 2050 and BLUE Map 2050 scenarios, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's announced plan to become the world leader in manufacturing electric and hybrid cars and buses, in order to reduce urban pollution and dependence on oil, illustrates this possibility. (See Keith Bradsher, "China Vies to be World's Leader in Electric Cars," New York Times, Apr. 1, 2009)

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most."

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal.

from ok

SHAREHOLDER RELATIONS

J.P.Morgan

DEC 23 2009

NO. OF SHARES
COMMENT:
ACTION:

December 9, 2009

David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corp shares

Dear Mr. Rosenthal,

JPMorgan Chase Bank is the custodian for the account of Steven C. Rockefeller. As of December 9, 2009, the account of Steven C. Rockefeller held 200 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 200 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 9, 2009.

Sincerely,

Linnea Messina

Linnea Messina
Account Officer

500 Stanton Christiana Road, Newark, Delaware 19713-2107

J.P. Morgan Services, Inc as agent
for JPMorgan Chase Bank, N.A.

J.P.Morgan

December 9, 2009

David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corp shares

Dear Mr. Rosenthal,

JPMorgan Chase Bank is the custodian for the account of Steven C. Rockefeller. As of December 9, 2009, the account of Steven C. Rockefeller held 200 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 200 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 9, 2009.

Sincerely,

Linnea Messina

Linnea Messina
Account Officer

500 Stanton Christiana Road, Newark, Delaware 19713-2107

J.P. Morgan Services [illegible]
for JPMorgan [illegible]

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 23, 2009

VIA UPS – OVERNIGHT DELIVERY

Mr. Steven C. Rockefeller
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Dear Mr. Rockefeller:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning planning assumptions in connection with ExxonMobil's 2010 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met.

As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date of the proposal (December 9, 2009), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a

written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

David Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

Prob OK

SHAREHOLDER RELATIONS

DEC 23 2009

NO. OF SHARES

COMMENT:

ACTION:

J.P.Morgan

December 9, 2009

David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corp shares

Dear Mr. Rosenthal,

JPMorgan Chase Bank is the custodian for the account of Theodore Spencer. As of December 9, 2009, the account of Theodore Spencer held 630 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 630 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 9, 2009.

Sincerely,

Linnea Messina

Linnea Messina
Account Officer

500 Stanton Christiana Road, Newark, Delaware 19713-2107

J.P. Morgan Services, Inc as agent
for JPMorgan Chase Bank, N.A.

J.P.Morgan

December 9, 2009

David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corp shares

Dear Mr. Rosenthal,

JPMorgan Chase Bank is the custodian for the account of Theodore Spencer. As of December 9, 2009, the account of Theodore Spencer held 630 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 630 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 9, 2009.

Sincerely,

Linnea Messina

Linnea Messina
Account Officer

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 23, 2009

VIA UPS – OVERNIGHT DELIVERY

Mr. Theodore Spencer
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Dear Mr. Spencer:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning planning assumptions in connection with ExxonMobil's 2010 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met.

As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date of the proposal (December 9, 2009), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a

written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

David Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

30 ROCKEFELLER PLAZA
NEW YORK, N.Y. 10112

ROOM 5600 | (212) 649-5600

December 9, 2009

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, John de Cuevas, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2010 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2010 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

John de Cuevas

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation ✓
Neva R.Goodwin

John de Cuevas
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc
10 Rockefeller Plaza
New York, NY 10020
212-649-1769, jhaboucha@rockco.com

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in the next 20 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), no later than November 30, 2010, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2030. ExxonMobil predicts that global energy demand will rise on average by 1.2% per year between now and 2030, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world, especially in the Asia Pacific region. (ExxonMobil, The Outlook for Energy: A View to 2030 5-7 (2008) (available at http://www.exxonmobil.com/corporate/files/news_pub_2008_energyoutlook.pdf)

In the transportation sector, ExxonMobil assumes that energy demand will increase by 40% by 2030, and that oil will account for 94% of transportation energy use in 2030. In China, ExxonMobil predicts that transportation fuel demand is likely to triple by 2030, as economic growth will lead to an increase in the currently low rate of vehicle ownership. (Id. at 7-8, 10)

Under some scenarios, however, such as the International Energy Agency's ACT Map 2050 and BLUE Map 2050 scenarios, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's announced plan to become the world leader in manufacturing electric and hybrid cars and buses, in order to reduce urban pollution and dependence on oil, illustrates this possibility. (See Keith Bradsher, "China Vies to be World's Leader in Electric Cars," New York Times, Apr. 1, 2009)

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most".

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis

We urge shareholders to vote for this proposal

Proof not good Cambridge Trust is not a record holder

Cambridge Trust Company

1336 Massachusetts Avenue, Cambridge, Massachusetts 02138

Member FDIC

SHAREHOLDER RELATIONS

DEC 28 2009

NO. OF SHARES__________
COMMENT:__________
ACTION:__________

December 9, 2009

Dear Mr. Rosenthal,

Cambridge Trust is the custodian for John De Cuevas, pledged Exxon Mobil stock. As of December 9, 2009, John De Cuevas has held 5000 shares of ExxonMobil stock, Cusip 30231G102. The John de Cuevas account has continuously owned at least 5,000 shares of Exxon Mobil common stock for at least twelve months prior to and through December 9, 2009.

Sincerely,

Salvatore M Sagarese, VP

DEC-28-2009 MON 01:46 PM 1336 MASS AVE FAX NO. 716174411421 P. 01

Cambridge Trust Company

Fax

To: David Rosenthal, VP From: Salvatore M Saganese

Fax: Date:

Phone: Pages:

Re: Investor Relations CC:

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Exxon Mobil - John De Cuevas

Cambridge Trust Company

1336 Massachusetts Avenue, Cambridge, Massachusetts 02138

Member FDIC

SHAREHOLDER RELATIONS

DEC 28 2009

NO. OF SHARES________
COMMENT:________
ACTION:________

December 9, 2009

Dear Mr. Rosenthal,

Cambridge Trust is the custodian for John De Cuevas, pledged Exxon Mobil stock. As of December 9, 2009, John De Cuevas has held 5000 shares of ExxonMobil stock, Cusip 30231G102. The John de Cuevas account has continuously owned at least 5,000 shares of Exxon Mobil common stock for at least twelve months prior to and through December 9, 2009.

Sincerely,

Salvatore M Sagarese, VP

Cambridge • Beacon Hill • Belmont • Concord • Lincoln • Weston
New England Wealth Management Offices: Exeter • Concord
www.cambridgetrust.com

Exxon Mobil Corporation
[illegible]
[illegible]
[illegible]

ExxonMobil

December 23, 2009

VIA UPS – OVERNIGHT DELIVERY

Mr. John de Cuevas
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Dear Mr. de Cuevas:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning planning assumptions in connection with ExxonMobil's 2010 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met.

As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date of the proposal (December 9, 2009), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a

Mr. John de Cuevas
December 23, 2009
Page two

written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

David Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

30 ROCKEFELLER PLAZA
NEW YORK, N.Y. 10112

ROOM 5600 (212) 649-5600

December 9, 2009

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Stuart A. Rockefeller , a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2010 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2010 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Stuart A. Rockefeller

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R.Goodwin

Stuart A. Rockefeller
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020
212-649-1769; jhaboucha@rockco.com

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in the next 20 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), no later than November 30, 2010, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2030. ExxonMobil predicts that global energy demand will rise on average by 1.2% per year between now and 2030, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world, especially in the Asia Pacific region. (ExxonMobil, The Outlook for Energy: A View to 2030 5-7 (2008) (available at http://www.exxonmobil.com/corporate/files/news_pub_2008_energyoutlook.pdf)

In the transportation sector, ExxonMobil assumes that energy demand will increase by 40% by 2030, and that oil will account for 94% of transportation energy use in 2030. In China, ExxonMobil predicts that transportation fuel demand is likely to triple by 2030, as economic growth will lead to an increase in the currently low rate of vehicle ownership. (Id. at 7-8, 10)

Under some scenarios, however, such as the International Energy Agency's ACT Map 2050 and BLUE Map 2050 scenarios, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's announced plan to become the world leader in manufacturing electric and hybrid cars and buses, in order to reduce urban pollution and dependence on oil, illustrates this possibility. (See Keith Bradsher, "China Vies to be World's Leader in Electric Cars," New York Times, Apr. 1, 2009)

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most".

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal.

FINANCIAL SPONSORS 2 Fax:8888005826 Dec 23 2009 16:54 P.13

prog ok

SHAREHOLDER RELATIONS

DEC 28 2009

NO. OF SHARES________
COMMENT:________
ACTION:________

J.P.Morgan

December 9, 2009

David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corp shares

Dear Mr. Rosenthal,

JPMorgan Chase Bank is the custodian for the account of Stuart A. Rockefeller. As of December 9, 2009, the account of Stuart A. Rockefeller held 26,150 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 26,150 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 9, 2009.

Sincerely,

Linnea Messina

Linnea Messina
Account Officer

500 Stanton Christiana Road, Newark, Delaware 19713-2107

J.P. Morgan Services, Inc as agent
for JPMorgan Chase Bank, N.A.

J.P.Morgan

December 9, 2009

David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corp shares

Dear Mr. Rosenthal,

JPMorgan Chase Bank is the custodian for the account of Stuart A. Rockefeller. As of December 9, 2009, the account of Stuart A. Rockefeller held 26,150 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 26,150 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 9, 2009.

Sincerely,

Linnea Messina

Linnea Messina
Account Officer

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 23, 2009

VIA UPS – OVERNIGHT DELIVERY

Mr. Stuart A. Rockefeller
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Dear Mr. Rockefeller:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning planning assumptions in connection with ExxonMobil's 2010 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met.

As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date of the proposal (December 9, 2009), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a

written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

David Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

Prob OK

SHAREHOLDER RELATIONS

DEC 23 2009

NO. OF SHARES
COMMENT:
ACTION:

J.P.Morgan

December 9, 2009

David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corp shares

Dear Mr. Rosenthal,

JPMorgan Chase Bank is the custodian for the account of Justin A. Rockefeller. As of December 9, 2009, the account of Justin A. Rockefeller held 327 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 327 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 9, 2009.

Sincerely,

Linnea Messina

Linnea Messina
Account Officer

500 Stanton Christiana Road, Newark, Delaware 19713-2107

J.P. Morgan Services, Inc as agent
for JPMorgan Chase Bank, N.A.

J.P.Morgan

December 9, 2009

David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corp shares

Dear Mr. Rosenthal,

JPMorgan Chase Bank is the custodian for the account of Justin A. Rockefeller. As of December 9, 2009, the account of Justin A. Rockefeller held 327 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 327 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 9, 2009.

Sincerely,

Linnea Messina

Linnea Messina
Account Officer

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 23, 2009

VIA UPS – OVERNIGHT DELIVERY

Mr. Justin Rockefeller
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Dear Mr. Rockefeller:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning planning assumptions in connection with ExxonMobil's 2010 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met.

As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date of the proposal (December 9, 2009), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a

written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

David Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

Laura Thorn
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

December 9, 2009

Mr. Rex Tillerson
Chairman of the Board and CEO
Chief Executive Officer
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Laura Thorn, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2010 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2010 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R.Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Laura Thorn

Laura Thorn

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R.Goodwin

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in the next 20 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), no later than November 30, 2010, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2030. ExxonMobil predicts that global energy demand will rise on average by 1.2% per year between now and 2030, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world, especially in the Asia Pacific region. (ExxonMobil, The Outlook for Energy: A View to 2030 5-7 (2008) (available at http://www.exxonmobil.com/corporate/files/news_pub_2008_energyoutlook.pdf)

In the transportation sector, ExxonMobil assumes that energy demand will increase by 40% by 2030, and that oil will account for 94% of transportation energy use in 2030. In China, ExxonMobil predicts that transportation fuel demand is likely to triple by 2030, as economic growth will lead to an increase in the currently low rate of vehicle ownership. (Id. at 7-8, 10)

Under some scenarios, however, such as the International Energy Agency's ACT Map 2050 and BLUE Map 2050 scenarios, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's announced plan to become the world leader in manufacturing electric and hybrid cars and buses, in order to reduce urban pollution and dependence on oil, illustrates this possibility. (See Keith Bradsher, "China Vies to be World's Leader in Electric Cars," New York Times, Apr. 1, 2009)

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most".

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal.

prop ok

SHAREHOLDER RELATIONS

DEC 23 2009

NO. OF SHARES
COMMENT:
ACTION:

J.P.Morgan

December 9, 2009

David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corp shares

Dear Mr. Rosenthal,

JPMorgan Chase Bank is the custodian for the account of Laura Thorn. As of December 9, 2009, the account of Laura Thorn held 174,629 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 174,629 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 9, 2009.

Sincerely,

Linnea Messina

Linnea Messina
Account Officer

J.P.Morgan

December 9, 2009

David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corp shares

Dear Mr. Rosenthal,

JPMorgan Chase Bank is the custodian for the account of Laura Thorn. As of December 9, 2009, the account of Laura Thorn held 174,629 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 174,629 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 9, 2009.

Sincerely,

Linnea Messina

Linnea Messina
Account Officer

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 23, 2009

<u>VIA UPS – OVERNIGHT DELIVERY</u>

Ms. Laura Thorn
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Dear Ms. Thorn:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning planning assumptions in connection with ExxonMobil's 2010 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met.

As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date of the proposal (December 9, 2009), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a

written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

David Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

December 9, 2009

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Richard G. Rockefeller, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2010 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2010 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Richard G. Rockefeller

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R.Goodwin

Richard G. Rockefeller
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020
212-649-1769; jhaboucha@rockco.com

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in the next 20 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), no later than November 30, 2010, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2030. ExxonMobil predicts that global energy demand will rise on average by 1.2% per year between now and 2030, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world, especially in the Asia Pacific region. (ExxonMobil, The Outlook for Energy: A View to 2030 5-7 (2008) (available at http://www.exxonmobil.com/corporate/files/news_pub_2008_energyoutlook.pdf)

In the transportation sector, ExxonMobil assumes that energy demand will increase by 40% by 2030, and that oil will account for 94% of transportation energy use in 2030. In China, ExxonMobil predicts that transportation fuel demand is likely to triple by 2030, as economic growth will lead to an increase in the currently low rate of vehicle ownership. (Id. at 7-8, 10)

Under some scenarios, however, such as the International Energy Agency's ACT Map 2050 and BLUE Map 2050 scenarios, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's announced plan to become the world leader in manufacturing electric and hybrid cars and buses, in order to reduce urban pollution and dependence on oil, illustrates this possibility. (See Keith Bradsher, "China Vies to be World's Leader in Electric Cars," New York Times, Apr. 1, 2009)

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most".

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal.

SHAREHOLDER RELATIONS

DEC 23 2009

NO. OF SHARES
COMMENT:
ACTION:

Proof ok

J.P.Morgan

December 9, 2009

David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corp shares

Dear Mr. Rosenthal,

JPMorgan Chase Bank is the custodian for the account of Richard Rockefeller. As of December 9, 2009, the account of Richard Rockefeller held 489 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 489 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 9, 2009.

Sincerely,

Linnea Messina

Linnea Messina
Account Officer

500 Stanton Christiana Road, Newark, Delaware 19713-2107

J.P. Morgan Services, Inc as agent
for JPMorgan Chase Bank, N.A.

J.P.Morgan

December 9, 2009

David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corp shares

Dear Mr. Rosenthal,

JPMorgan Chase Bank is the custodian for the account of Richard Rockefeller. As of December 9, 2009, the account of Richard Rockefeller held 489 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 489 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 9, 2009.

Sincerely,

Linnea Messina

Linnea Messina
Account Officer

Mr. Richard Rockefeller
December 23, 2009
Page two

written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

David Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 23, 2009

VIA UPS – OVERNIGHT DELIVERY

Mr. Richard G. Rockefeller
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Dear Mr. Rockefeller:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning planning assumptions in connection with ExxonMobil's 2010 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met.

As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date of the proposal (December 9, 2009), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a

30 ROCKEFELLER PLAZA
NEW YORK, N.Y. 10112

ROOM 5600 (212) 649-5600

December 9, 2009

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, David Rockefeller, Jr., a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2010 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2010 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

David Rockefeller, Jr.

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R.Goodwin

David Rockefeller, Jr.
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc
10 Rockefeller Plaza
New York, NY 10020
212-649-1769; jhaboucha@rockco.com

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in the next 20 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), no later than November 30, 2010, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2030. ExxonMobil predicts that global energy demand will rise on average by 1.2% per year between now and 2030, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world, especially in the Asia Pacific region. (ExxonMobil, The Outlook for Energy: A View to 2030 5-7 (2008) (available at http://www.exxonmobil.com/corporate/files/news_pub_2008_energyoutlook.pdf)

In the transportation sector, ExxonMobil assumes that energy demand will increase by 40% by 2030, and that oil will account for 94% of transportation energy use in 2030. In China, ExxonMobil predicts that transportation fuel demand is likely to triple by 2030, as economic growth will lead to an increase in the currently low rate of vehicle ownership. (Id. at 7-8, 10)

Under some scenarios, however, such as the International Energy Agency's ACT Map 2050 and BLUE Map 2050 scenarios, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's announced plan to become the world leader in manufacturing electric and hybrid cars and buses, in order to reduce urban pollution and dependence on oil, illustrates this possibility. (See Keith Bradsher, "China Vies to be World's Leader in Electric Cars," New York Times, Apr. 1, 2009)

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most".

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal.

prob OK

SHAREHOLDER RELATIONS

DEC 23 2009

NO. OF SHARES________
COMMENT:________
ACTION:________

J.P.Morgan

December 9, 2009

David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corp shares

Dear Mr. Rosenthal,

JPMorgan Chase Bank is the custodian for the account of David Rockefeller Jr. As of December 9, 2009, the account of David Rockefeller Jr. held 422 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 422 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 9, 2009.

Sincerely,

Linnea Messina

Linnea Messina
Account Officer

500 Stanton Christiana Road, Newark, Delaware 19713-2107

J.P. Morgan Services, Inc as agent
for JPMorgan Chase Bank, N.A.

J.P.Morgan

December 9, 2009

David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corp shares

Dear Mr. Rosenthal,

JPMorgan Chase Bank is the custodian for the account of David Rockefeller Jr. As of December 9, 2009, the account of David Rockefeller Jr. held 422 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 422 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 9, 2009.

Sincerely,

Linnea Messina

Linnea Messina
Account Officer

500 Stanton Christiana Road, Newark, Delaware 19713-2107

J.P. Morgan Services, Inc as agent
for JPMorgan Chase Bank, N.A.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 23, 2009

VIA UPS – OVERNIGHT DELIVERY

Mr. David Rockefeller, Jr.
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Dear Mr. Rockefeller:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning planning assumptions in connection with ExxonMobil's 2010 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met.

As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date of the proposal (December 9, 2009), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a

written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

David Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

30 ROCKEFELLER PLAZA
NEW YORK, N.Y. 10112

ROOM 5600 (212) 649-5600

December 9, 2009

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Charles Rockefeller, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2010 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2010 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Charles Rockefeller

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R.Goodwin

Charles Rockefeller
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020
212-649-1769; jhaboucha@rockco.com

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in the next 20 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), no later than November 30, 2010, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2030. ExxonMobil predicts that global energy demand will rise on average by 1.2% per year between now and 2030, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world, especially in the Asia Pacific region. (ExxonMobil, The Outlook for Energy: A View to 2030 5-7 (2008) (available at http://www.exxonmobil.com/corporate/files/news_pub_2008_energyoutlook.pdf)

In the transportation sector, ExxonMobil assumes that energy demand will increase by 40% by 2030, and that oil will account for 94% of transportation energy use in 2030. In China, ExxonMobil predicts that transportation fuel demand is likely to triple by 2030, as economic growth will lead to an increase in the currently low rate of vehicle ownership. (Id. at 7-8, 10)

Under some scenarios, however, such as the International Energy Agency's ACT Map 2050 and BLUE Map 2050 scenarios, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's announced plan to become the world leader in manufacturing electric and hybrid cars and buses, in order to reduce urban pollution and dependence on oil, illustrates this possibility. (See Keith Bradsher, "China Vies to be World's Leader in Electric Cars," New York Times, Apr. 1, 2009)

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most".

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal.

proof ok

SHAREHOLDER RELATIONS

DEC 23 2009

NO. OF SHARES
COMMENT:
ACTION:

J.P.Morgan

December 9, 2009

David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corp shares

Dear Mr. Rosenthal,

JPMorgan Chase Bank is the custodian for the account of Charles Rockefeller. As of December 9, 2009, the account of Charles Rockefeller held 374 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 374 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 9, 2009.

Sincerely,

Linnea Messina

Linnea Messina
Account Officer

500 Stanton Christiana Road, Newark, Delaware 19713-2107

J.P. Morgan Services, Inc as agent
for JPMorgan Chase Bank, N.A.

J.P.Morgan

December 9, 2009

David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corp shares

Dear Mr. Rosenthal,

JPMorgan Chase Bank is the custodian for the account of Charles Rockefeller. As of December 9, 2009, the account of Charles Rockefeller held 374 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 374 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 9, 2009.

Sincerely,

Linnea Messina

Linnea Messina
Account Officer

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 23, 2009

VIA UPS – OVERNIGHT DELIVERY

Mr. Charles Rockefeller
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Dear Mr. Rockefeller:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning planning assumptions in connection with ExxonMobil's 2010 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met.

As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date of the proposal (December 9, 2009), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a

written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

David Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

30 ROCKEFELLER PLAZA
NEW YORK, N.Y. 10112

ROOM 5600 (212) 649-5600

December 9, 2009

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Ann R. Roberts, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2010 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2010 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Ann R. Roberts

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R.Goodwin

Ann R. Roberts
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc
10 Rockefeller Plaza
New York, NY 10020
212-649-1769; jhaboucha@rockco.com

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in the next 20 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), no later than November 30, 2010, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2030. ExxonMobil predicts that global energy demand will rise on average by 1.2% per year between now and 2030, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world, especially in the Asia Pacific region. (ExxonMobil, The Outlook for Energy: A View to 2030 5-7 (2008) (available at http://www.exxonmobil.com/corporate/files/news_pub_2008_energyoutlook.pdf)

In the transportation sector, ExxonMobil assumes that energy demand will increase by 40% by 2030, and that oil will account for 94% of transportation energy use in 2030. In China, ExxonMobil predicts that transportation fuel demand is likely to triple by 2030, as economic growth will lead to an increase in the currently low rate of vehicle ownership. (Id. at 7-8, 10)

Under some scenarios, however, such as the International Energy Agency's ACT Map 2050 and BLUE Map 2050 scenarios, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's announced plan to become the world leader in manufacturing electric and hybrid cars and buses, in order to reduce urban pollution and dependence on oil, illustrates this possibility. (See Keith Bradsher, "China Vies to be World's Leader in Electric Cars," New York Times, Apr. 1, 2009)

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most".

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal.

proof ok

J.P.Morgan

SHAREHOLDER RELATIONS

DEC 23 2009

NO. OF SHARES
COMMENT:
ACTION:

December 9, 2009

David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corp shares

Dear Mr. Rosenthal,

JPMorgan Chase Bank is the custodian for the account of Ann Roberts. As of December 9, 2009, the account of Ann Roberts held 200 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 200 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 9, 2009.

Sincerely,

Linnea Messina

Linnea Messina
Account Officer

J.P.Morgan

December 9, 2009

David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corp shares

Dear Mr. Rosenthal,

JPMorgan Chase Bank is the custodian for the account of Ann Roberts. As of December 9, 2009, the account of Ann Roberts held 200 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 200 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 9, 2009.

Sincerely,

Linnea Messina

Linnea Messina
Account Officer

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 23, 2009

VIA UPS – OVERNIGHT DELIVERY

Ms. Ann R. Roberts
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Dear Ms. Roberts:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning planning assumptions in connection with ExxonMobil's 2010 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met.

As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date of the proposal (December 9, 2009), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a

written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

David Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

December 9, 2009

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Peter M. O'Neill, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2010 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2010 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Peter M. O'Neill

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R.Goodwin

Peter M.O'Neill
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020
212-649-1769; jhaboucha@rockco.com

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in the next 20 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), no later than November 30, 2010, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2030. ExxonMobil predicts that global energy demand will rise on average by 1.2% per year between now and 2030, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world, especially in the Asia Pacific region. (ExxonMobil, The Outlook for Energy: A View to 2030 5-7 (2008) (available at http://www.exxonmobil.com/corporate/files/news_pub_2008_energyoutlook.pdf)

In the transportation sector, ExxonMobil assumes that energy demand will increase by 40% by 2030, and that oil will account for 94% of transportation energy use in 2030. In China, ExxonMobil predicts that transportation fuel demand is likely to triple by 2030, as economic growth will lead to an increase in the currently low rate of vehicle ownership. (Id. at 7-8, 10)

Under some scenarios, however, such as the International Energy Agency's ACT Map 2050 and BLUE Map 2050 scenarios, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's announced plan to become the world leader in manufacturing electric and hybrid cars and buses, in order to reduce urban pollution and dependence on oil, illustrates this possibility. (See Keith Bradsher, "China Vies to be World's Leader in Electric Cars," New York Times, Apr. 1, 2009)

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most".

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal.

proof ok

J.P.Morgan

SHAREHOLDER RELATIONS

DEC 23 2009

NO. OF SHARES__________
COMMENT:__________
ACTION:__________

December 9, 2009

David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corp shares

Dear Mr. Rosenthal,

JPMorgan Chase Bank is the custodian for the account of Peter O'Neill. As of December 9, 2009, the account of Peter O'Neill held 1,066 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 1,066 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 9, 2009.

Sincerely,

Linnea Messina

Linnea Messina
Account Officer

500 Stanton Christiana Road, Newark, Delaware 19713-2107

J.P. Morgan Services, Inc as agent
for JPMorgan Chase Bank, N.A.

J.P.Morgan

December 9, 2009

David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corp shares

Dear Mr. Rosenthal,

JPMorgan Chase Bank is the custodian for the account of Peter O'Neill. As of December 9, 2009, the account of Peter O'Neill held 1,066 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 1,066 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 9, 2009.

Sincerely,

Linnea Messina

Linnea Messina
Account Officer

500 Stanton Christiana Road, Newark, Delaware 19713-2107

J.P. Morgan Services, Inc as agent
for JPMorgan Chase Bank, N.A.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 23, 2009

VIA UPS – OVERNIGHT DELIVERY

Mr. Peter M. O'Neill
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Dear Mr. O'Neill:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning planning assumptions in connection with ExxonMobil's 2010 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met.

As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date of the proposal (December 9, 2009), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a

written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

David Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

30 ROCKEFELLER PLAZA
NEW YORK, N.Y. 10112

ROOM 5600 (212) 649-5600

December 9, 2009

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Abby M. O'Neill, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2010 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2010 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Abby M. O'Neill

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R.Goodwin

Abby M. O'Neill
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020
212-649-1769; jhaboucha@rockco.com

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in the next 20 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), no later than November 30, 2010, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2030. ExxonMobil predicts that global energy demand will rise on average by 1.2% per year between now and 2030, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world, especially in the Asia Pacific region. (ExxonMobil, The Outlook for Energy: A View to 2030 5-7 (2008) (available at http://www.exxonmobil.com/corporate/files/news_pub_2008_energyoutlook.pdf)

In the transportation sector, ExxonMobil assumes that energy demand will increase by 40% by 2030, and that oil will account for 94% of transportation energy use in 2030. In China, ExxonMobil predicts that transportation fuel demand is likely to triple by 2030, as economic growth will lead to an increase in the currently low rate of vehicle ownership. (Id. at 7-8, 10)

Under some scenarios, however, such as the International Energy Agency's ACT Map 2050 and BLUE Map 2050 scenarios, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's announced plan to become the world leader in manufacturing electric and hybrid cars and buses, in order to reduce urban pollution and dependence on oil, illustrates this possibility. (See Keith Bradsher, "China Vies to be World's Leader in Electric Cars," New York Times, Apr. 1, 2009)

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most".

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal.

Planning assump.
J.P.Morgan Prox ok

SHAREHOLDER RELATIONS

JAN 6 2010

NO. OF SHARES
COMMENT:
ACTION:

December 9, 2009

David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corp shares

Dear Mr. Rosenthal,

JPMorgan Chase Bank is the custodian for the account of Abby O'Neill. As of December 9, 2009, the account of Abby O'Neill held 76,847 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 76,847 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 9, 2009.

Sincerely,

Linnea Messina

Linnea Messina
Account Officer

500 Stanton Christiana Road, Newark, Delaware 19713-2107

J.P. Morgan Services, Inc as agent
for JPMorgan Chase Bank, N.A.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 23, 2009

VIA UPS – OVERNIGHT DELIVERY

Ms. Abby M. O'Neill
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Dear Ms. O'Neill:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning planning assumptions in connection with ExxonMobil's 2010 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met.

As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date of the proposal (December 9, 2009), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a

written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

David Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

Prop OK

SHAREHOLDER RELATIONS

DEC 23 2009

NO. OF SHARES

COMMENT:

ACTION:

J.P.Morgan

December 9, 2009

David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corp shares

Dear Mr. Rosenthal,

JPMorgan Chase Bank is the custodian for the account of Jennifer Nolan. As of December 9, 2009, the account of Jennifer Nolan held 265 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 265 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 9, 2009.

Sincerely,

Linnea Messina

Linnea Messina
Account Officer

500 Stanton Christiana Road, Newark, Delaware 19713-2107

J.P. Morgan Services, Inc as agent
for JPMorgan Chase Bank, N.A.

J.P.Morgan

December 9, 2009

David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corp shares

Dear Mr. Rosenthal,

JPMorgan Chase Bank is the custodian for the account of Jennifer Nolan. As of December 9, 2009, the account of Jennifer Nolan held 265 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 265 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 9, 2009.

Sincerely,

Linnea Messina

Linnea Messina
Account Officer

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 23, 2009

VIA UPS – OVERNIGHT DELIVERY

Ms. Jennifer R. Nolan
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Dear Ms. Nolan:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning planning assumptions in connection with ExxonMobil's 2010 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met.

As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date of the proposal (December 9, 2009), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a

written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

David Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

December 9, 2009

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Mary R. Morgan, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2010 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2010 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Mary R. Morgan

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R.Goodwin

Mary R. Morgan
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc
10 Rockefeller Plaza
New York, NY 10020
212-649-1769; jhaboucha@rockco.com

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in the next 20 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), no later than November 30, 2010, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2030. ExxonMobil predicts that global energy demand will rise on average by 1.2% per year between now and 2030, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world, especially in the Asia Pacific region. (ExxonMobil, The Outlook for Energy: A View to 2030 5-7 (2008) (available at http://www.exxonmobil.com/corporate/files/news_pub_2008_energyoutlook.pdf)

In the transportation sector, ExxonMobil assumes that energy demand will increase by 40% by 2030, and that oil will account for 94% of transportation energy use in 2030. In China, ExxonMobil predicts that transportation fuel demand is likely to triple by 2030, as economic growth will lead to an increase in the currently low rate of vehicle ownership. (Id. at 7-8, 10)

Under some scenarios, however, such as the International Energy Agency's ACT Map 2050 and BLUE Map 2050 scenarios, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's announced plan to become the world leader in manufacturing electric and hybrid cars and buses, in order to reduce urban pollution and dependence on oil, illustrates this possibility. (See Keith Bradsher, "China Vies to be World's Leader in Electric Cars," New York Times, Apr. 1, 2009)

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most".

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal.

Planning Assump.

J.P.Morgan Prop OK

SHAREHOLDER RELATIONS

DEC 31 2009

NO. OF SHARES________
COMMENT:________
ACTION:________

RECEIVED
DEC 31 2009
D. S. ROSENTHAL

Sam H. Quinn
Banker
The Private Bank

December 9, 2009

Mr. David S. Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: ExxonMobil Shareholder Resolution

Dear Mr. Rosenthal:

JPMorgan is the custodian for Mary R. Morgan. As of December 9th, 2009, Mary R. Morgan has held 20,208 shares of ExxonMobil Corporation common stock (cusip 30231G102).

The Mary R. Morgan account has continuously owned at least 20,208 shares of ExxonMobil common stock for at least twelve months prior to and through December 9th, 2009.

Note that this is not an official record of Mary R. Morgan's account.

Best Regards,

Sam Quinn, CFA

cc: Mary R Morgan
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

50 Rowes Wharf, 4th Floor, Boston, Massachusetts 02110-3339
Telephone +1 617 310 0477 Facsimile +1 617 310 0593 samuel.h.quinn@jpmorgan.com

FROM : FAX NO. :2126495921 Jan. 05 2010 01:14PM P2

SHAREHOLDER RELATIONS J.P.Morgan

JAN 5 2010

NO. OF SHARES [redacted]
COMMENT: [redacted]
ACTION: [redacted]

Sam H. Quinn
Banker
The Private Bank

December 9, 2009

Mr. David S. Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: <u>ExxonMobil Shareholder Resolution</u>

Dear Mr. Rosenthal:

JPMorgan is the custodian for Mary R. Morgan. As of December 9th, 2009, Mary R. Morgan has held 20,208 shares of ExxonMobil Corporation common stock (cusip 30231G102).

The Mary R. Morgan account has continuously owned at least 20,208 shares of ExxonMobil common stock for at least twelve months prior to and through December 9th, 2009.

Note that this is not an official record of Mary R. Morgan's account.

Best Regards,

Sam Quinn, CPA

cc: Mary R Morgan
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Rockefeller
Rockefeller & Co., Inc.

30 Rockefeller Plaza
New York NY 10112
T 212 649 5600
www.rockco.com

FAX COVER SHEET

DATE: January 5, 2010

TO: David G. Henry, Section Head
Shareholder Relations

PHONE:

FAX: 972-444-1505

FROM: Linda Roberts

E-MAIL:

PHONE: 212-649-1769

FAX: 212-649-5900

RE: Verification of Ownership

CC:

NUMBER OF PAGES INCLUDING COVER SHEET: 2

MESSAGE

Please find the attached verification of ownership letter on behalf of Mary R. Morgan. I will also be sending this letter, as well as a number of other letters so that you have the orginals. (JPMorgan has already faxed you copies which you should have received prior to the Christmas holiday.)

Please contact me at the above number if you have any questions.

Thank you.
Linda Roberts

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 23, 2009

VIA UPS – OVERNIGHT DELIVERY

Ms. Mary R. Morgan
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Dear Ms. Morgan:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning planning assumptions in connection with ExxonMobil's 2010 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met.

As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date of the proposal (December 9, 2009), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a

written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

David Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

30 Rockefeller Plaza
New York, N.Y. 10112

Room 5600 (212) 649-5600

December 9, 2009

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Alida R. Messinger, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2010 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2010 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Alida R. Messinger

Alida R. Messinger

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R.Goodwin

Alida R. Messinger
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020
212-649-1769; jhaboucha@rockco.com

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in the next 20 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), no later than November 30, 2010, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2030. ExxonMobil predicts that global energy demand will rise on average by 1.2% per year between now and 2030, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world, especially in the Asia Pacific region. (ExxonMobil, The Outlook for Energy: A View to 2030 5-7 (2008) (available at http://www.exxonmobil.com/corporate/files/news_pub_2008_energyoutlook.pdf)

In the transportation sector, ExxonMobil assumes that energy demand will increase by 40% by 2030, and that oil will account for 94% of transportation energy use in 2030. In China, ExxonMobil predicts that transportation fuel demand is likely to triple by 2030, as economic growth will lead to an increase in the currently low rate of vehicle ownership. (Id. at 7-8, 10)

Under some scenarios, however, such as the International Energy Agency's ACT Map 2050 and BLUE Map 2050 scenarios, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's announced plan to become the world leader in manufacturing electric and hybrid cars and buses, in order to reduce urban pollution and dependence on oil, illustrates this possibility. (See Keith Bradsher, "China Vies to be World's Leader in Electric Cars," New York Times, Apr. 1, 2009)

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most".

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal.

Proof ok

J.P.Morgan

SHAREHOLDER RELATIONS

DEC 23 2009

NO. OF SHARES ______
COMMENT: ______
ACTION: ______

December 9, 2009

David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corp shares

Dear Mr. Rosenthal,

JPMorgan Chase Bank is the custodian for the account of Alida Messinger. As of December 9, 2009, the account of Alida Messenger held 456 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 456 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 9, 2009.

Sincerely,

Linnea Messina

Linnea Messina
Account Officer

500 Stanton Christiana Road, Newark, Delaware 19713-2107

J.P. Morgan Services, Inc as agent
for JPMorgan Chase Bank, N.A.

J.P.Morgan

December 9, 2009

David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corp shares

Dear Mr. Rosenthal,

JPMorgan Chase Bank is the custodian for the account of Alida Messinger. As of December 9, 2009, the account of Alida Messenger held 456 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 456 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 9, 2009.

Sincerely,

Linnea Messina

Linnea Messina
Account Officer

500 Stanton Christiana Road, Newark, Delaware 19713-2107

J.P. Morgan Services, Inc as agent
for JPMorgan Chase Bank, N.A.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 23, 2009

VIA UPS – OVERNIGHT DELIVERY

Ms. Alida R. Messinger
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Dear Ms. Messinger:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning planning assumptions in connection with ExxonMobil's 2010 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met.

As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date of the proposal (December 9, 2009), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a

written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

David Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

December 9, 2009

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Eileen R. Growald, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2010 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2010 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Eileen R. Growald

Eileen R. Growald

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R.Goodwin

Eileen R. Growald
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc
10 Rockefeller Plaza
New York, NY 10020
212-649-1769; jhaboucha@rockco.com

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in the next 20 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), no later than November 30, 2010, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2030. ExxonMobil predicts that global energy demand will rise on average by 1.2% per year between now and 2030, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world, especially in the Asia Pacific region. (ExxonMobil, The Outlook for Energy: A View to 2030 5-7 (2008) (available at http://www.exxonmobil.com/corporate/files/news_pub_2008_energyoutlook.pdf)

In the transportation sector, ExxonMobil assumes that energy demand will increase by 40% by 2030, and that oil will account for 94% of transportation energy use in 2030. In China, ExxonMobil predicts that transportation fuel demand is likely to triple by 2030, as economic growth will lead to an increase in the currently low rate of vehicle ownership. (Id. at 7-8, 10)

Under some scenarios, however, such as the International Energy Agency's ACT Map 2050 and BLUE Map 2050 scenarios, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's announced plan to become the world leader in manufacturing electric and hybrid cars and buses, in order to reduce urban pollution and dependence on oil, illustrates this possibility. (See Keith Bradsher, "China Vies to be World's Leader in Electric Cars," New York Times, Apr. 1, 2009)

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most".

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal.

proof ok

SHAREHOLDER RELATIONS

J.P.Morgan

DEC 23 2009

NO. OF SHARES
COMMENT:
ACTION:

December 9, 2009

David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corp shares

Dear Mr. Rosenthal,

JPMorgan Chase Bank is the custodian for the account of Eileen Growald. As of December 9, 2009, the account of Eileen Growald held 35 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 35 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 9, 2009.

Sincerely,

Linnea Messina

Linnea Messina
Account Officer

500 Stanton Christiana Road, Newark, Delaware 19713-2107

J.P. Morgan Services, Inc as agent
for JPMorgan Chase Bank, N.A.

J.P.Morgan

December 9, 2009

David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corp shares

Dear Mr. Rosenthal,

JPMorgan Chase Bank is the custodian for the account of Eileen Growald. As of December 9, 2009, the account of Eileen Growald held 35 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 35 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 9, 2009.

Sincerely,

Linnea Messina

Linnea Messina
Account Officer

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 23, 2009

VIA UPS – OVERNIGHT DELIVERY

Ms. Eileen R. Growald
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Dear Ms. Growald:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning planning assumptions in connection with ExxonMobil's 2010 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met.

As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date of the proposal (December 9, 2009), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a

written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

David Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

December 9, 2009

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Abby O. Caulkins, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2010 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2010 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Abby O. Caulkins

Abby O. Caulkins

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R.Goodwin

Abby O. Caulkins
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020
212-649-1769; jhaboucha@rockco.com

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in the next 20 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), no later than November 30, 2010, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2030. ExxonMobil predicts that global energy demand will rise on average by 1.2% per year between now and 2030, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world, especially in the Asia Pacific region. (ExxonMobil, The Outlook for Energy: A View to 2030 5-7 (2008) (available at http://www.exxonmobil.com/corporate/files/news_pub_2008_energyoutlook.pdf)

In the transportation sector, ExxonMobil assumes that energy demand will increase by 40% by 2030, and that oil will account for 94% of transportation energy use in 2030. In China, ExxonMobil predicts that transportation fuel demand is likely to triple by 2030, as economic growth will lead to an increase in the currently low rate of vehicle ownership. (Id. at 7-8, 10)

Under some scenarios, however, such as the International Energy Agency's ACT Map 2050 and BLUE Map 2050 scenarios, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's announced plan to become the world leader in manufacturing electric and hybrid cars and buses, in order to reduce urban pollution and dependence on oil, illustrates this possibility. (See Keith Bradsher, "China Vies to be World's Leader in Electric Cars," New York Times, Apr. 1, 2009)

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most".

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal.

Proof OK

SHAREHOLDER RELATIONS

DEC 23 2009

NO. OF SHARES ______
COMMENT: ______
ACTION: ______

J.P.Morgan

December 9, 2009

David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corp shares

Dear Mr. Rosenthal,

JPMorgan Chase Bank is the custodian for the account of Abby O. Caulkins. As of December 9, 2009, the account of Abby O. Caulkins held 7,400 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 7,400 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 9, 2009.

Sincerely,

Linnea Messina

Linnea Messina
Account Officer

500 Stanton Christiana Road, Newark, Delaware 19713-2107

J.P. Morgan Services, Inc as agent
for JPMorgan Chase Bank, N.A.

J.P.Morgan

December 9, 2009

David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corp shares

Dear Mr. Rosenthal,

JPMorgan Chase Bank is the custodian for the account of Abby O. Caulkins. As of December 9, 2009, the account of Abby O. Caulkins held 7,400 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 7,400 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 9, 2009.

Sincerely,

Linnea Messina

Linnea Messina
Account Officer

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 23, 2009

VIA UPS – OVERNIGHT DELIVERY

Ms. Abby O. Caulkins
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Dear Ms. Caulkins:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning planning assumptions in connection with ExxonMobil's 2010 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met.

As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date of the proposal (December 9, 2009), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a

written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

David Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

SHAREHOLDER RELATIONS

DEC 14 2009

NO. OF SHARES
COMMENT:
ACTION:

December 9, 2009

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Margaret Dulany, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2010 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2010 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Margaret Dulany

Margaret Dulany

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R.Goodwin

Margaret Dulany
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020
212-649-1769; jhaboucha@rockco.com

late proposal

SHAREHOLDER RELATIONS

J.P.Morgan

DEC 23 2009

NO. OF SHARES________
COMMENT:________
ACTION:________

December 9, 2009

David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corp shares

Dear Mr. Rosenthal,

JPMorgan Chase Bank is the custodian for the account of Abby A. Rockefeller. As of December 9, 2009, the account of Abby A. Rockefeller held 2,523 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 2,523 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 9, 2009.

Sincerely,

Linnea Messina

Linnea Messina
Account Officer

500 Stanton Christiana Road, Newark, Delaware 19713-2107

J.P. Morgan Services, Inc as agent
for JPMorgan Chase Bank, N.A.

FINANCIAL SPONSORS 2 Fax:8888005826 Dec 23 2009 16:54 P.17

Proof OK

SHAREHOLDER RELATIONS **J.P.Morgan**

DEC 23 2009

NO. OF SHARES________
COMMENT:________
ACTION:________

December 9, 2009

David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corp shares

Dear Mr. Rosenthal,

JPMorgan Chase Bank is the custodian for the account of Margaret Dulany. As of December 9, 2009, the account of Margaret Dulany held 28 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 28 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 9, 2009.

Sincerely,

Linnea Messina

Linnea Messina
Account Officer

500 Stanton Christiana Road, Newark, Delaware 19713-2107

J.P. Morgan Services, Inc as agent
for JPMorgan Chase Bank, N.A.

ROCKEFELLER & CO., INC.
30 ROCKEFELLER PLAZA
ROOM 5600
NEW YORK, NEW YORK 10112

Tel. **212-649-5681** **Fax:** **212-649-5922**

December 14, 2009

FAX: 972-444-1505

TO: David Rosenthal

FROM: Linda Goelz/Assistant to Margaret Dulany

PAGES: 2 w/ cover

J.P.Morgan

December 9, 2009

David Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation.
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Mobil Corp shares

Dear Mr. Rosenthal,

JPMorgan Chase Bank is the custodian for the account of Margaret Dulany. As of December 9, 2009, the account of Margaret Dulany held 28 shares of Exxon Mobil Corp. common stock (Cusip 30231G102).

The above account has continuously owned at least 28 shares of Exxon Mobil Corp. common stock for at least 12 months prior to and through December 9, 2009.

Sincerely,

Linnea Messina

Linnea Messina
Account Officer

500 Stanton Christiana Road, Newark, Delaware 19713-2107

J.P. Morgan Services, Inc as agent
for JPMorgan Chase Bank, N.A.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 23, 2009

VIA UPS – OVERNIGHT DELIVERY

Ms. Margaret Dulany
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Dear Ms. Dulany:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning planning assumptions in connection with ExxonMobil's 2010 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met.

As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date of the proposal (December 9, 2009), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a

written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

David Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

December 9, 2009

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Abby A. Rockefeller, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2010 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2010 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Abby A. Rockefeller

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R. Goodwin

Abby A. Rockefeller
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020
212-649-1769; jhaboucha@rockco.com

RESOLVED that shareholders of Exxon Mobil Corporation ("ExxonMobil") ask the board of directors to consider in its strategic planning process the risk that demand for fossil fuels in the next 20 years could be significantly lower than ExxonMobil has projected, and report to shareholders (at reasonable cost and omitting proprietary information), no later than November 30, 2010, on how such demand reduction would affect ExxonMobil's long-term strategic plan.

SUPPORTING STATEMENT

ExxonMobil has based its strategic direction, emphasizing oil and gas production, on the assumption that fossil fuel demand will rise substantially between now and 2030. ExxonMobil predicts that global energy demand will rise on average by 1.2% per year between now and 2030, propelled by demographics and economic growth. ExxonMobil counts on demand rising much more rapidly in the developing world, especially in the Asia Pacific region. (ExxonMobil, The Outlook for Energy: A View to 2030 5-7 (2008) (available at http://www.exxonmobil.com/corporate/files/news_pub_2008_energyoutlook.pdf)

In the transportation sector, ExxonMobil assumes that energy demand will increase by 40% by 2030, and that oil will account for 94% of transportation energy use in 2030. In China, ExxonMobil predicts that transportation fuel demand is likely to triple by 2030, as economic growth will lead to an increase in the currently low rate of vehicle ownership. (Id. at 7-8, 10)

Under some scenarios, however, such as the International Energy Agency's ACT Map 2050 and BLUE Map 2050 scenarios, ExxonMobil's optimistic predictions will not hold. First, developing countries may seek to head off the effects of climate change by funding non-carbon-based energy technologies. China's announced plan to become the world leader in manufacturing electric and hybrid cars and buses, in order to reduce urban pollution and dependence on oil, illustrates this possibility. (See Keith Bradsher, "China Vies to be World's Leader in Electric Cars," New York Times, Apr. 1, 2009)

Second, the devastating physical and social effects of climate change could inhibit developing nations' economic growth, blunting energy demand. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most".

To the extent that ExxonMobil's growth relies on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity for a transition to a better and cheaper fuel. Recognizing the risk that demand may not increase as projected will allow ExxonMobil's board to begin reframing the company's identity as an energy company, rather than an oil and gas company, and to become part of the solution to the climate and energy crisis.

We urge shareholders to vote for this proposal.

30 ROCKEFELLER PLAZA
NEW YORK, N.Y. 10112

ROOM 5600

(212) 649-5600

December 9, 2009

SHAREHOLDER RELATIONS

DEC 11 2009

NO. OF SHARES________
COMMENT:________
ACTION:________

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Abby A. Rockefeller, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2010 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2010 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Abby A. Rockefeller

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R. Goodwin

Abby A. Rockefeller
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020
212-649-1769; jhaboucha@rockco.com

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 23, 2009

VIA UPS – OVERNIGHT DELIVERY

Ms. Abby A. Rockefeller
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Dear Ms. Rockefeller:

This will acknowledge receipt of your letter indicating that you wish to file the proposal concerning planning assumptions, which you submitted in connection with ExxonMobil's 2010 annual meeting of shareholders. Your signed letter was received on December 17, after the deadline for submitting proposals as set forth in our Notice of 2009 Annual Meeting and Proxy Statement. The deadline was 5:00 p.m., Central Time, on December 14, 2009. Your proposal will be treated accordingly pursuant to Rule 14a-8 (copy enclosed) promulgated under the Securities Exchange Act of 1934.

Sincerely,

David Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

GIBSON DUNN

Exhibit B

The Christopher Reynolds Foundation
Correspondence to:
Stephen Viederman
135 East 83rd Street, 15A
New York, New York 10028
212 -639-9497
s.viederman@gmail.com

November 24, 2009

Mr. Rex W. Tillerson, Chairman of the Board,
Mr. David Rosenthal, Corporate Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson and Mr. Rosenthal:

The Christopher Reynolds Foundation has continuously owned more than $2000 worth of shares of ExxonMobil Corporation common stock for over one year and will be holding the requisite number of shares through next year's annual meeting which we plan to attend in person or by proxy. Verification of this ownership will be forthcoming.

We hereby file the enclosed shareowner resolution requesting the Board to prepare a report to shareowners on financial risks resulting from climate change and its impact on shareowner value, for inclusion in the proxy statement for the next annual meeting of the shareowners of the ExxonMobil Corporation. We are filing as an institutional investor and sending a copy by email with a paper copy to follow. This is done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the next annual meeting. We may be joined by other cofilers but will act as the primary filer. The resolution will be presented in accordance with the SEC rules by us or by our proxy.

Many reports have identified the costs of taking action to mitigate and adapt to climate change both globally and at the level of the firm. In addition, these reports have also have also identified the costs of inaction.

The Reynolds Foundation is a long-term investor in ExxonMobil having held our shares for decades.

We feel that it is important for us, and all shareowners, to know the financial risks resulting from climate change and the implications of those risks for shareowner value. We are, therefore, asking you to undertake a study and report to shareowners on September 15, 2010, as put forward in the attached resolution.

We hope that between now and the annual meeting a dialogue between the filers of this resolution and ExxonMobil on these financial risks and their impacts on shareowner value could result in the withdrawal of the enclosed resolution.

We look forward to ExxonMobil's acknowledgment and response.

Sincerely yours,

Stephen Viederman
Finance Committee

Cc: david.g.henry@exxonmobil.com
Tim Smith (tsmith@bostontrust.com)
Andrea Panaritis
John Boettiger

EXXONMOBIL:
REPORT TO SHAREOWNERS ON FINANCIAL RISKS RESULTING FROM CLIMATE CHANGE AND ITS IMPACT ON SHAREOWNER VALUE

Whereas: Business, political leaders and scientists globally have identified the risks of climate change for the environment and the global economy and are calling for urgent action.

There is a general consensus among these leaders and scientists that without significant intervention climate change will result in dramatic weather events, rising sea levels, drought in some areas and, significant impacts on human and ecosystem health. The Pentagon also believes that climate will have significant national security implications.

Climate change will therefore have profound negative effects on global economies, confronting business leaders with major challenges.

Numerous companies are proactively reducing their carbon footprints. Others, including ExxonMobil, are lobbying actively for specific legislative changes to clarify future laws and regulations.

ExxonMobil is advertising its investments in alternative energy, and research to convert algae into fuel to help diversify fuel sources and reduce gases contributing to climate change.

Many investors, including the Investor Network on Climate Risk, whose 80 members represent approximately $7 trillion of assets under management, are urging companies and the Securities and Exchange Commission to provide full disclosure of climate risk for investors.

Many companies are conducting internal assessments of the business risks and opportunities posed by climate change and some, like AES, Dow, DuPont, Exelon, Ford, Intel, PG&E, Shell Oil, Xcel are adding sections in their 10K reports on present and future risks.

As investors we are concerned about ways in which climate change and related government policies can adversely affect our investment in ExxonMobil.

Hence, we believe it is important for ExxonMobil to carefully study the impacts, risks and opportunities of climate change on our company and its future operations to enable ExxonMobil to make the changes necessary to protect shareowner value. The results of the study would be reported to shareowners.

Resolved: Investors request ExxonMobil's Board of Directors to prepare a report to shareowners on the financial risks resulting from climate change and its impacts on shareowner value in the short, medium and long-term, as well as actions the Board deems necessary to provide long-term protection of our business interests and shareowner value. The Board shall decide the parameters of the study and summary report.

A summary report will be made available to investors by September 15, 2010. Cost of preparation will be kept within reasonable limits and proprietary information omitted.

Supporting Statement:
We suggest the report consider the following issues as the Board and management prepare a strategic and financial analysis of:

- Climate risk and emissions management;
- Physical risks of climate change on our business and operations, e.g. the impact of rising sea levels on drilling, refineries, including supply chain;
- National and global regulatory risks of proposals for carbon taxes and cap and trade;
- What constitutes "material risk" with respect to climate change meriting disclosure in our 10K;
- Positive business opportunities for ExxonMobil;
- Reputation, legal and brand risk.